Exhibit 99.1

Analyst call 6 August 2020 at 8:30 am CET +31 (0)20 341 8221 (NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webcast at www.ing.com Media call 6 August 2020 at 11:00 am CET +31 (0)20 531 5855 (NL) +44 203 365 3210 (UK) Live audio webcast at www.ing.com Investor enquiries T: +31 (0)20 576 6396 E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Press release Corporate Communications Amsterdam, 6 August 2020 ING posts 2Q2020 net result of €299 million ING actively supporting customers, employees and society during Covid - 19 pandemic • With most staﬀ still working from home, ING is actively supporting customers, employees and communities and continues to engage with governments and regulators to support recovery • Our digital model enabled continued growth in primary customers by 156,000 ING 2Q2020 result before tax of €542 million • Net interest income and fee income remained resilient; income furthermore supported by positive valuation adjustments. Continued good operational cost control • CET1 ratio improved to 15.0%, reflecting higher capital and a decline in RWA, including capital management actions and lower lending volumes. Four - quarter rolling ROE was 6.1% • Result reflects higher collective provisioning triggered by a worsened macro - economic outlook due to the impact of the Covid - 19 pandemic and higher individual Stage 3 provisions, as well as impairments on goodwill CEO statement “The Covid - 19 pandemic continued in the second quarter to strongly impact the economies where we operate and how we conducted our own business,” said Steven van Rijswijk, CEO of ING Group. “Against this backdrop we saw continued strong net interest income. Fee income from brokerage services in our German retail operation was higher, and in Wholesale Banking income was up due to increased client demand for Financial Markets services. We maintained good operational cost control and primary customer relationships grew, demonstrating the strength of our digital business model, which enhances customer experience and supports a better cost infrastructure. This led to a resilient pre - provision result. The impact of Covid - 19 was reflected in the higher risk provisioning and goodwill impairments we booked in the second quarter. We remain strongly capitalised with a CET1 ratio of 15%. “At the same time, we supported customers and employees in dealing with the disruption from the crisis, played a positive role in the communities where we’re active and further enhanced our digital and mobile - first banking proposition. I’m very proud of the way our people and organisation are supporting our customers. I’m honoured to be ING’s new CEO and excited to lead this committed organisation. “Our digitisation strategy is showing its worth. We continued to make banking easier and safer for customers and enabled our employees to work more eﬀectively from home. In Poland, for example, customers requesting a bank card can immediately start using a digital card for mobile payments. In the Netherlands and Belgium, we’re successfully using new channels like video calls to advise customers as an alternative to face - to - face contact. Around three - quarters of ING’s employees worldwide continue to work from home. We support them with tools and guidance to create an optimal remote working environment. "To provide customers everywhere with the same easy, smart and personal customer experience, we welcomed Belgian customers to the OneWeb banking environment shared with our Dutch customers, and we’re also introducing our award - winning OneApp mobile environment used in the Netherlands and Germany. ING is the first bank in Germany to oﬀer loans to businesses who sell through Amazon’s seller portal. And SME clients can now also access the digital lending solution of fintech Lendico via our German banking platform. “In the second quarter we continued our work to become even more eﬀective gatekeepers of the financial system. We set up a special Covid - 19 taskforce to monitor transactions to protect customers from fraud. In our ongoing Know Your Customer (KYC) eﬀorts we continued to improve customer due diligence files and rolled out enhanced tools in various countries to improve pre - transaction screening and transaction monitoring. “We also assisted communities through the many actions of our local businesses, such as donations of materials and funds. And ING will help fund UNICEF’s eﬀorts to aid the world’s most vulnerable children and their caregivers. In keeping with our commitment to finance a low - carbon society, we grew our sustainable finance franchise in the second quarter. This included a US$1 billion green bond issued by ING to fund loans for renewable energy and green buildings. “I’m confident about ING’s strength and resilience in these challenging times, and I believe that our strategic direction is the right one to guide us in the future.”

2 ING Press Release 2Q2020 Business Highlights Share Information 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 Shares (in millions, end of period) Total number of shares 3,896.5 3,896.6 3,896.7 3,900.5 3,900.6 - T r easury sha r es 0.8 0.6 0.9 1.3 0.5 - Sha r e s outstandin g 3,895.7 3,896.0 3,895.8 3,899.2 3,900.1 Average number of shares 3,895.6 3,895.8 3,895.9 3,896.3 3,899.5 Share price (in euros) End of period 10.19 9.60 10.69 4.78 6.20 High 12.05 10.50 10.97 11.08 7.27 Low 9.60 8.34 9.06 4.30 4.53 Net result per share (in euros) 0.37 0.35 0.23 0.17 0.08 Sha r eholders' equity per sha r e 13.50 (end of period in euros) 13.74 13.80 13.93 13.92 Dividend per share (in euros) 0.24 - - - - Price/earnings ratio 1) 8.6 7.2 8.7 4.3 7.0 Price/book ratio 0.75 0.70 0.77 0.34 0.44 Share information 1) Four - quarter rolling average Market capitalisation (in ð billion) 0 20 40 60 37 42 19 24 40 30 Sep. 2019 31 Mar. 2020 31 Dec. 2019 30 Jun. 2020 30 Jun. 2019 American Depositary Receipts (ADRs) For questions related to the ING ADR programme, please visit J.P. Morgan Depositary Receipts Services at www.adr.com, or contact: Shareholders or holders of ADRs can request a hard copy of ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Stock exchanges Tickers (Bloomberg, Reuters) Security codes (ISIN, SEDOL) Euronext Amsterdam INGA NA, INGA.AS and Brussels NL0011821202, BZ57390 / BYP1QY1 Financial calendar Publication results 3Q2020: Publication results 4Q2020: Publication 2020 ING Group Annual Report: 2021 Annual General Meeting Thursday, 5 November 2020 Thursday, 11 February 2021 Thursday, 11 March 2021 Monday, 26 April 2021 Note: In March 2020, ING Group announced that it would suspend any payment of dividends until 1 October 2020, following an industry - wide recommendation from the ECB. The ECB subsequently updated their recommendation at the end of July, extending the timeframe for suspension of dividend payments until 1 January 2021. Any dividend payment by ING will therefore be delayed until after 1 January 2021. All dates are provisional Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). Listings Table of contents Share Information Business Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Consolidated Balance Sheet Risk Management Capital, Liquidity and Funding Economic Environment Appendix 2 3 4 9 13 16 17 19 21 23 24 Relative share price performance 1 January 2019 to 30 June 2020 140 120 100 80 60 40 1 Jan. 2019 1 April 2019 1 July 2019 1 Oct. 2019 1 Jan. 2020 1 April 2020 30 June 2020 ING Stoxx Europe 600 Banks Euro Stoxx Banks Euro Stoxx 50 Ne w York Stock Exchange ING US, ING.N US4568371037, 2452643 Broker/Institutional investors please contact: J.P. Morgan Chase Bank, N.A. Depositary Receipts Group 383 Madison Avenue, Floor 11 New York, NY 10179 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 ADR shareholders please contact: J.P. Morgan Chase Bank, N.A. Shareowner Services P.O. Box 64504 St. Paul, MN 55164 - 0504 Toll free number: +1 800 990 - 1135 Outside the US: +1 651 453 - 2128 Hearing impaired: +1 866 700 - 1652 Email: StockTransfer@equiniti.com

3 ING Press Release 2Q2020 Business Highlights In the second quarter we continued to manage the impact of the Covid - 19 pandemic on our business and extended our eﬀorts to support customers, employees and communities in dealing with the crisis. At the same time, we remained focused on our strategy of delivering a diﬀerentiating digital and mobile - first customer experience. Covid - 19 response Guided by our purpose to empower people to stay a step ahead in life and in business, we responded to the challenge of the Covid - 19 crisis by making banking easier and safer for our customers and by helping our employees work more eﬀectively from home. During the second quarter we observed a sharp rise in digital payments by our customers, in line with the general trend of people avoiding cash for hygiene reasons. We saw strong growth in enrolment in mobile card payments solutions, growth in actual mobile payments, and in some markets an increase in mobile - only customers who no longer use their plastic card to pay. Our digital and mobile - first banking proposition positioned us well to assist customers in these new circumstances. And we took additional steps to make mobile banking accessible, for example in Poland, where customers requesting a bank card can immediately start using a digital card for mobile payments. We also made banking safer by making it easier to bank from home. This included campaigns in various countries to support people and companies in using online banking. We’re simplifying processes, for example in Australia where we now validate mortgage customers’ IDs by video. In many markets we’re also successfully using new channels to advise customers as a substitute for face - to - face contact. In Belgium, 90% of personal bankers use remote channels to advise investment clients, and in the Netherlands advisors across segments are using video calls for their client meetings. We’re doing all we can during this crisis to safeguard the wellbeing of our employees, around three - quarters of whom continue to work from home. To ensure they remain engaged and are fully equipped to do their jobs, we provide tools and guidance for remote working, share best practices and help them to create an optimal home working environment. We’re preparing for a careful and phased return to the oﬃce in keeping with local rules and regulations and are defining a new way of working. ING continued to support economies in the second quarter with measures like payment holidays for customers and businesses and other measures that ease financial burdens arising from the crisis. Our businesses in many countries are aiding local relief eﬀorts, supported by funding from ING Group. And ING Group has joined up with UNICEF in its eﬀorts to aid the world’s most vulnerable children and their caregivers. Digital customer experience We also made strides in the second quarter enhancing the digital experience of customers. As part of our goal to provide customers everywhere with the same easy, smart and personal customer experience, we welcomed Belgian customers to the OneWeb banking environment that's shared with our Dutch customers. And we’re also introducing our award - winning OneApp mobile environment, which is also used in the Netherlands and Germany. ING is the first bank in Germany to oﬀer loans through Amazon’s seller portal to the mainly small and medium - sized (SME) businesses who sell their goods via the portal. And SME clients in Germany now have access, via our banking platform, to the fast and convenient Lendico digital lending solution, which provides credit decisions within 48 hours of application. Keeping banking safe and secure As a gatekeeper to the financial system, we have a responsibility to protect it, our customers and society against financial and economic crime. In the second quarter we increased our eﬀorts to ensure that there are proper safeguards in place to prevent cybercrime. A Covid - 19 taskforce has been set up within ING to monitor transactions in a structured and centralised way to protect customers from fraud and further strengthen cybersecurity. And we made further progress enhancing our Know Your Customer (KYC) eﬀorts. We continued to enhance customer due diligence files, and in various countries we rolled out enhanced tools to improve pre - transaction screening and transaction monitoring. Sustainability In addition to our many actions on the local level and from ING Group to help communities where we operate and vulnerable groups cope in this crisis, we also believe our immediate relief eﬀorts should coincide with initiatives to build back a better world. In keeping with our commitment to facilitate and finance a low - carbon society, we continued to develop our sustainable finance franchise in the second quarter. Highlights included a US$1 billion green bond issued by ING, with the proceeds to be used to extend loans in the areas of renewable energy and the financing of green buildings. We broke new ground when we collaborated as joint bookrunner with French bond issuer Caisse Française de Financement Local (CAFFIL) on Europe’s first Covid - 19 social covered bond: a €1 billion issue to fund healthcare and other measures to address the current crisis. And we issued a US$75 million loan to Singapore - based Cleantech Solar, one of the largest green loans to date in Asia Pacific in the commercial and industrial renewables sector.

Consolidated Results

Consolidated results	2Q2020	2Q2019	Change	1Q2020	Change	1H2020	1H2019	Change
Profit or loss (in € million)								
Net interest income	3,430	3,470	-1.2%	3,501	-2.0%	6,931	6,953	-0.3%
Net fee and commission income	723	711	1.7%	783	-7.7%	1,506	1,386	8.7%
Investment income	19	25	-24.0%	21	-9.5%	40	175	-77.1%
Other income	499	459	8.7%	205	143.4%	704	727	-3.2%
Total income	**4,671**	**4,665**	**0.1%**	**4,511**	**3.5%**	**9,182**	**9,241**	**-0.6%**
Staff expenses	1,458	1,437	1.5%	1,465	-0.5%	2,923	2,811	4.0%
Regulatory costs[1]	137	97	41.2%	526	-74.0%	663	612	8.3%
Other expenses	1,198	917	30.6%	842	42.3%	2,040	1,815	12.4%
Operating expenses	**2,793**	**2,451**	**14.0%**	**2,833**	**-1.4%**	**5,626**	**5,238**	**7.4%**
Gross result	**1,878**	**2,214**	**-15.2%**	**1,678**	**11.9%**	**3,556**	**4,003**	**-11.2%**
Addition to loan loss provisions[2]	1,336	209	539.2%	661	102.1%	1,998	416	380.3%
Result before tax	**542**	**2,005**	**-73.0%**	**1,017**	**-46.7%**	**1,558**	**3,586**	**-56.6%**
Taxation	224	540	-58.5%	329	-31.9%	553	983	-43.7%
Non-controlling interests	19	26	-26.9%	17	11.8%	36	47	-23.4%
Net result	**299**	**1,438**	**-79.2%**	**670**	**-55.4%**	**969**	**2,556**	**-62.1%**
Net result per share (in €)	0.08	0.37		0.17		0.25	0.66	
Capital ratios (end of period)								
ING Group shareholders' equity (in € billion)				54.3	-0.1%	54.3	52.6	3.2%
ING Group common equity Tier 1 ratio[3]				14.0%		15.0%	14.5%	
Customer lending/deposits (end of period, in € billion)								
Residential mortgages				294.6	1.4%	298.7	293.0	1.9%
Other customer lending				337.0	-3.9%	324.0	322.3	0.5%
Customer deposits				586.2	3.3%	605.8	571.1	6.1%
Profitability and efficiency								
Interest margin	1.44%	1.52%		1.51%		1.48%	1.54%	
Cost/income ratio	59.8%	52.5%		62.8%		61.3%	56.7%	
Return on equity based on IFRS-EU equity[4]	2.3%	11.4%		5.1%		3.7%	10.2%	
Employees (internal FTEs, end of period)				55,452	0.6%	55,772	53,525	4.2%
Four-quarter rolling average key figures								
Interest margin	1.52%	1.54%		1.54%				
Cost/income ratio	58.9%	59.0%		57.0%				
Return on equity based on IFRS-EU equity[4]	6.1%	9.4%		8.4%				
Risk								
Stage 3 ratio (end of period)				1.6%		1.6%	1.5%	
Stage 3 provision coverage ratio (end of period)				30.2%		31.3%	30.6%	
Risk costs in bps of average customer lending	85	14		42		64	14	
Risk-weighted assets (end of period, in € billion)				335.4	-3.9%	322.2	318.3	1.3%

[1] Regulatory costs represents bank taxes and contributions to the deposit guarantee schemes ('DGS') and to the (European) single resolution fund ('SRF').
[2] The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs.
[3] Interim profit not included in CET1 capital in 2Q2020 amounts to €1,754 million (1Q2020: €1,754 million, 2Q2019: €1,764 million).
[4] Annualised net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

4

ING Press Release 2Q2020

5 ING Press Release 2Q2020 Consolidated Results ING’s second - quarter 2020 net result was €299 million, down from €1,438 million in the second quarter of 2019 and €670 million in the previous quarter. The declines versus both comparable periods were primarily caused by elevated risk costs reflecting the (expected) economic impact of the Covid - 19 pandemic, including higher Individual Stage 3 provisions, and €310 million of impairments on goodwill. Total income increased slightly both year - on - year and compared to the previous quarter, supported by positive valuation adjustments, while expenses excluding regulatory costs and goodwill impairments remained under control. Total primary customer relationships increased by 156,000 in the second quarter of 2020 to 13.5 million. Net core lending declined by €7.0 billion due to repayments on revolving credit facilities after a spike at the end of March 2020, which had been driven by clients’ protective drawings to ensure liquidity amid the economic uncertainty. Net customer deposits grew by €20.9 billion, reflecting reduced spending following the lockdown measures related to the Covid - 19 pandemic, as well as seasonal holiday allowances. ING Group’s CET1 ratio rose to 15.0% at the end of June 2020 from 14.0% at the end of March 2020. This was due to a decrease in RWA (reflecting capital management actions and lower lending volumes) combined with an increase in CET1 capital. While the quarterly net profit was added, the €1,754 million dividend reserve remained outside of capital following ECB guidance to suspend dividend payments. This dividend reserve represents 54 basis points of CET1 capital (pro forma). ING’s return on IFRS - EU equity was 2.3% in the second quarter of 2020. On a four - quarter rolling average basis, the return on IFRS - EU equity was 6.1%. Total results The second - quarter 2020 result before tax fell 73.0% compared with a year ago to €542 million, mainly due to a sharp increase in risk costs, reflecting the (expected) economic impact of the Covid - 19 pandemic and elevated Individual Stage 3 provisions, and €310 million of goodwill impairments. Excluding both items, the gross result (before risk costs) declined 1.2% as income was virtually flat, while expenses rose 1.3% due to higher regulatory costs. Sequentially, the result before tax declined 46.7% due to higher risk costs and the aforementioned goodwill impairments. Excluding both items, the gross result rose 30.4%; this is predominantly explained by the seasonally higher regulatory costs in the first quarter of 2020 and a 3.5% increase in income. Expenses excluding regulatory costs and goodwill impairments rose 1.6%. Total income Total income increased by €6 million, or 0.1%, to €4,671 million compared with the second quarter of 2019. Income in Wholesale Banking rose by €198 million, supported by positive valuation adjustments In Financial Markets and Lending. Retail Banking income decreased by €55 million, mainly due to lower interest margins on savings and current accounts, partly compensated by higher Treasury - related revenues. Income in the Corporate Line fell by €138 million from the second quarter of 2019, which had included a €79 million receivable related to the insolvency of a financial institution; the remaining decline mainly reflects lower income from foreign currency exchange ratio hedging. Compared with the first quarter of 2020, when income was aﬀected by negative valuation adjustments related to market volatility driven by the Covid - 19 pandemic, income rose by €160 million, or 3.5%, led by Wholesale Banking. Total customer lending decreased by €8.8 billion in the second quarter of 2020 to €622.7 billion. Adjusted for positive currency impacts and excluding declines in Treasury lending and the run - oﬀ portfolios of WUB and Lease, ING’s net core lending fell by €7.0 billion. Residential mortgages increased by €1.2 billion due to continued growth in the Challengers & Growth Markets, which was only partly oﬀset by small declines in the Netherlands and Belgium. The growth in residential mortgages was more than oﬀset by an €8.2 billion decline in other net core lending, of which €2.6 billion was in Retail Banking and €5.6 billion in Wholesale Banking. The decline in other net core lending was mainly caused by repayments on clients’ increased utilisation of revolving credit facilities at the end of March (which had been driven by protective drawings associated with the Covid - 19 pandemic to ensure liquidity), combined with lower demand for both business and consumer lending. Customer deposits rose by €19.6 billion to €605.8 billion in the second quarter of 2020. Excluding a €4.4 billion decrease in Treasury and adjusted for €3.1 billion of positive currency impacts, net customer deposits grew by €20.9 billion. Retail Banking generated a net inflow of €20.6 billion, with strong growth in most countries, reflecting holiday allowances and lower spending from business clients and individuals following the lockdown measures related to the Covid - 19 pandemic. Net customer deposits in Wholesale Banking rose by €0.3 billion, mainly in Payments & Cash Management, while customer deposits in Financial Markets declined. Net interest income decreased to €3,430 million from €3,470 million in the second quarter of 2019. The interest results

6 ING Press Release 2Q2020 Consolidated Results on customer deposits declined, caused by lower interest margins on both savings and current accounts due to lower reinvestment yields, while average current account volumes continued to increase. This decline was largely oﬀset by higher Treasury - related interest results (supported by the introduction of the ECB’s two - tiering system at the end of October 2019) and a higher interest result on customer lending. The latter was caused by higher average volumes combined with a slight improvement in the overall lending margin, driven by mortgages. The interest result in Financial Markets, which can be volatile, rose slightly. Compared with the first quarter of 2020, total net interest income fell by €71 million, or 2.0%. This was primarily caused by lower interest results on customer deposits due to continued margin pressure on both savings and current accounts. Interest results on customer lending increased slightly due to higher volumes, whereas the lending margin remained stable. Higher Treasury - related interest results were largely oﬀset by lower net interest income in Financial Markets and the Corporate Line. 3,750 3,500 3,250 3,000 2,750 1.7 1.6 1.5 1.4 1.3 Net interest income (in € million) and net interest margin (in %) 3,470 1.54% 1.54% 3,597 1.44% 3,430 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 Net interest income Net interest margin Net interest margin 4 - quarter rolling average 1.54% 1.52% 1.57% 3,529 1.54% 1.52% 3,501 1. 54% 1. 51 % ING’s second - quarter 2020 net interest margin decreased to 1.44% from 1.51% in the first quarter of 2020. Four basis points of the decline were attributable to the increase of the average balance sheet (mainly visible in higher cash and balances with central banks) and almost one basis point was due to lower interest results in Financial Markets. The remaining decline in the net interest margin was due to lower product margins on customer deposits and to a lesser extent on other (non - mortgage) customer lending, whereas the net interest margin on mortgages improved. During the second quarter of 2020, ING saw a reduction of the protective drawings of revolving credit facilities associated with the Covid - 19 pandemic that had been taken at the end of the first quarter, resulting in a decline in net core lending at the end of June. On an average basis, lending volumes still increased modestly. The average deposit base continued to increase strongly, whereas the additional liquidity, in the absence of lending growth, was partly placed at central banks. On a four - quarter rolling average basis, the net interest margin declined by 2 basis points to 1.52% compared with the previous quarter. Net fee and commission income rose 1.7% to €723 million from €711 million in the second quarter of 2019. In Retail Banking, net fee and commission income increased by €22 million. This was mainly driven by higher fee income on investment products, while fee income on daily banking products declined, reflecting a reduction of (international) payment transactions following the lockdown measures related to the Covid - 19 pandemic. Total fee income in Wholesale Banking fell by €12 million, primarily in Lending and Trade & Commodity Finance, and was partially oﬀset by an increase in Financial Markets fees. Compared with the first quarter of 2020, net fee and commission income decreased by €60 million, or 7.7%. Retail Banking fee income fell by €27 million after the very high level in the first quarter of 2020, mainly due to lower daily banking fees and lower (but still high) fees on investment products. Fee income in Wholesale Banking dropped by €33 million due to lower syndicated deal activity in Lending, as we took a more conservative approach given the current market environment, and to a decline in Trade & Commodity Finance fees stemming from lower average oil prices. Investment income fell to €19 million from €25 million in the second quarter of 2019 and €21 million in first quarter of 2020. Second - quarter 2020 investment income consisted primarily of realised gains on the sale of debt securities. Other income rose to €499 million from €459 million in the second quarter of 2019. The increase was mainly caused by positive model valuation adjustments and positive marked - to - market fair value adjustments in Wholesale Banking (the latter largely related to syndicated loans and loans at fair value through profit or loss). The impact of these factors was partly oﬀset by declines in most Retail Banking segments as well as in the Corporate Line, which in the year - ago quarter had included a €79 million receivable related to the insolvency of a financial institution. Operating expenses Total operating expenses increased by €342 million (including €310 million of impairments on goodwill), or 14.0%, year - on - year, but they declined by €40 million, or 1.4%, compared with the first quarter of 2020. The goodwill impairments were related to a number of acquisitions in the past. In accordance with accounting standard IAS 36, the impairment follows the negative developments in the macro - economic outlook for the relevant business units in the context of the Covid - 19 pandemic. In addition, the applicable discount rate was also aﬀected by the deteriorated economic and risk environment. 3,000 2,500 2,000 1,500 1,000 Operating expenses (in € million) and cost/income ratio (in %) 56.6% 303 57 .0% 2,307 526 2,345 310 137 97 59 .0% 106 55 .7% 55.0 52.5 58.9% 57.5 62.5 60.0 2,354 2Q2019 2,334 2,372 3Q2019 4Q2019 1Q2020 2Q2020 Expenses excluding regulatory costs Regulatory costs Goodwill impairments C/I ratio (4 - quarter rolling average)

7 ING Press Release 2Q2020 Consolidated Results The development of the operating expenses was furthermore impacted by the seasonality of regulatory costs, as ING is required to recognise certain annual charges — such as the contributions to the European single resolution fund and to the Belgian deposit guarantee scheme, as well as the Belgian bank tax — in full in the first quarter of the year. Total regulatory costs in the second quarter of 2020 were €137 million and included a catch - up on the single resolution fund contributions recorded in the first quarter; this contributed to a large part of the increase compared with the €97 million recorded in the second quarter of 2019. Compared with the first quarter of 2020, total regulatory costs dropped by €389 million, due to aforementioned seasonality. Compared with the first quarter of 2020, expenses excluding regulatory costs and goodwill impairments increased by €38 million, or 1.6%. The increase was mainly visible in the Corporate Line, due to a significantly lower VAT refund than recorded in the first quarter, and higher shareholder expenses. Most other segments reported lower expenses due to cost savings and lower performance - related expenses, despite some one - oﬀ charges. Total KYC - related expenses were €4 million lower than in the first quarter of 2020. ING’s second - quarter 2020 cost/income ratio was 59.8% versus 52.5% in the year - ago quarter and 62.8% in the previous quarter. On a four - quarter rolling average basis, the cost/income ratio decreased to 58.9% from 59.0% one year ago (which included the €775 million settlement agreement with the Dutch authorities on regulatory issues) and was higher than the 57.0% recorded in the previous four - quarter rolling period. Excluding regulatory costs and goodwill impairments, the four - quarter rolling average cost/income ratio was 51.3%. The total number of internal staﬀ rose by 320 FTEs in the second quarter of 2020 to 55,772 FTEs, primarily reflecting increases in ING’s shared service centres. Internal staﬀ numbers increased in the Retail Challengers & Growth Markets and in Wholesale Banking, but declined in Retail Benelux, notably Belgium. Addition to loan loss provisions ING recorded €1,336 million of net additions to loan loss provisions in the second quarter of 2020 compared with €209 million in the year - ago quarter and €661 million in the first quarter of 2020. The second - quarter 2020 risk costs were severely impacted by a combination of increased collective provisioning reflecting the worsened macro - economic indicators due to the Covid - 19 pandemic, higher Individual Stage 3 provisions, and negative rating migration. There were several larger additions for files in Wholesale Banking and Mid - corporates lending, both on existing and new files. The impact of the worsened macro - economic indicators due to the economic impact of lockdown measures related to the Covid - 19 pandemic, including provisioning for the increased risk related to payment holidays granted to our clients, amounted to €421 million. Addition to loan loss provisions (in € million) Expenses excluding regulatory costs and goodwill i m p a i r m e nt s d e c r e a s e d b y € 9 m i ll i o n , o r 0 . 4% , t o € 2 , 3 4 5 1 , 500 million compared with the second quarter of 2019 . The decline 1 , 000 was achieved despite € 36 million higher KYC - related expenses, 500 the impact of collective - labour - agreement salary increases a n d s o m e o n e - o ﬀ cha r g e s , includin g higher im p ai r m en t s 0 o n ot h e r n o n - f i n a n c i a l a s s e t s . T h e s e i n c r e a s e s w e r e m o r e - 500 than oﬀset by cost savings (including lower marketing and travel costs as a result of the Covid - 19 restrictions), lower performance - related expenses and the impact of a €36 million restructuring provision, recorded in the year - ago quarter, related to the Agile transformation in Retail Germany. 150 100 50 0 - 50 661 1, 336 428 276 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 42 209 14 85 28 18 Stage 3 S2a%#  9 A ',!*3"',% - oR a*a,!# 1&##2 Risk costs in bps of average customer lending (annualised) Wholesale Banking recorded €882 million of risk costs in the second quarter of 2020, up from €91 million in the year - ago quarter and €373 million in the first quarter of 2020. The previous quarter included €114 million of collective Stage 2 provisions reflecting the worsened macro - economic indicators at that point in time due to the economic impact of lockdown measures related to the Covid - 19 pandemic. In addition, €41 million was included in the first quarter for increased risk observed in the US reserve - based lending book due to the sharp decline in oil prices. The second - quarter 2020 risk costs included €252 million of collective provisioning reflecting the updated macro - economic outlook compared with the end of March 2020. Risk costs were also impacted by various large additions to individual Stage 3 files — mainly in Germany, the Americas, Asia and the Netherlands, including a sizeable provision for a suspected external fraud case — as well as negative rating migration. Retail Netherlands recorded €120 million of net additions to loan loss provisions in the second quarter of 2020, including €65 million of provisions related to the worsened macro - economic indicators, up from €22 million in the year - ago quarter and €19 million in the previous quarter, which had included a €25 million collective Stage 2 provision related to the macro - economic indicators at that point in time. The second - quarter 2020 risk costs in Retail Netherlands were almost fully related to business lending. Risk costs in Retail Belgium were €156 million, including €45 million of collective provisions reflecting the worsened macro - economic indicators, versus €16 million of risk costs one year ago and €126 million in the previous quarter, which had included a €20 million collective Stage 2 provision related to the macro -

8 ING Press Release 2Q2020 Segment Reporting: Retail Banking Consolidated Results economic indicators. The second - quarter 2020 risk costs in Retail Belgium were primarily related to individual Stage 3 provisions in business banking (including a large file in the mid - corporates segment) and, to a lesser extent, collective Stage 3 provisioning on mortgages. Risk costs in the Retail Challengers & Growth Markets amounted to €178 million, including €59 million of collective provisions due to the worsened macro - economic indicators, up from €80 million in the second quarter of 2019 and €140 million in the previous quarter, which had included a €47 million collective Stage 2 provision related to the macro - economic indicators. Second - quarter 2020 risk costs were recorded mainly in Poland, Spain, Australia and Turkey, whereas risk costs in Germany remained limited. ING Group’s Stage 2 ratio increased in the second quarter of 2020 to 7.0% from 5.9%, whereas the Stage 3 ratio remained unchanged at 1.6%. Increases in Stage 2 and Stage 3 outstandings due to the worsened macro - economic conditions are only partly reflected in the corresponding ratios, as total credit outstandings increased due to ING's €55 billion TLTRO III participation in June. Excluding this TLTRO III participation, the Stage 2 ratio would increase to 7.5% and the Stage 3 ratio to 1.8%. Total second - quarter 2020 risk costs amounted to 85 basis points of average customer lending on an annualised basis. Excluding the €421 million collective provisions related to the worsened macro - economic indicators, risk costs were 58 basis points of average customer lending. ING’s through - the - cycle average is approximately 25 basis points. Result before tax Result before tax (in € million) 2,500 2,000 1,500 1,000 500 0 2,005 1,337 542 1,017 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 1,911 ING’s second - quarter 2020 result before tax was €542 million, down 73.0% from the year - ago quarter due to the sharp increase in risk costs and the goodwill impairments recorded in this quarter. Income was 0.1% higher than a year ago, while operating expenses excluding regulatory costs and goodwill impairments declined 0.4%. Compared with the first quarter of 2020, the result before tax fell 46.7%, as the impact of 3.5% income growth and seasonally lower regulatory costs was more than oﬀset by the goodwill impairments and higher risk costs. Net result ING’s net result was €299 million, down 79.2% year - on - year and 55.4% lower than in the first quarter of 2020. The second - quarter 2020 eﬀective tax rate was 41.3% compared with 27.0% one year ago and 32.4% in the previous quarter. The relatively high eﬀective tax rates in the first two quarters of 2020 were mainly caused by the lower results before tax and a higher level of non - deductible charges (including the new thin capitalisation rule for financials in the Netherlands) and non - deductible goodwill impairments. Return on equity ING Group (in %) 0 5 10 15 9.4 10.4 9.4 6.1 11.4 10.5 6.8 5.1 2.3 2Q201 9 3Q201 9 4Q201 9 1Q202 0 2Q2020 Return on IFRS - EU equity (quarter) Return on IFRS - EU equity (4 - quarter rolling average) 8.4 In the second quarter of 2020, ING’s return on average IFRS - EU equity was 2.3% compared with 11.4% reported over the second quarter of 2019 and 5.1% over the first quarter of 2020. On a four - quarter rolling average basis, the return on ING Group’s average IFRS - EU equity declined to 6.1% from 9.4% one year ago. This decline in ROE was caused by a 30.7% lower four - quarter rolling net result combined with a 6.0% increase in average equity. ING’s return on equity is calculated using IFRS - EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As at 30 June 2020, interim profit not included in CET1 capital amounted to €1,754 million, reflecting the reservation for the 2019 final dividend payment which was suspended until at least 1 October 2020. The full net profit over the first half of 2020 has been added to CET1 capital, in line with the recommendation by the ECB. ING’s net result per share was € 0 . 08 in the second quarter of 2020 , based on an average number of shares outstanding of 3 , 899 . 5 million during the quarter . Dividend In March 2020, ING Group announced that it would suspend any payment of dividends until 1 October 2020, following an industry - wide recommendation from the ECB. The ECB subsequently updated their recommendation at the end of July, extending the timeframe for suspension of dividend payments until 1 January 2021. Any dividend payment by ING will therefore be delayed until after 1 January 2021.

9 ING Press Release 2Q2020 Segment Reporting: Retail Banking Retail Benelux Retail Netherlands Retail Netherlands posted a result before tax of €489 million in the second quarter of 2020, down by €110 million, or 18.4%, from the year - ago quarter. The decrease in pre - tax result was mainly attributable to higher risk costs reflecting the worsened macro - economic environment, as well as lower margins on savings and current accounts. The impact of these factors was partly oﬀset by higher Treasury - related revenues and lower operating expenses, which were mainly due to lower staﬀ, marketing and travel - related expenses. Sequentially, the result before tax fell by €65 million, or 11.7%. This was predominantly caused by €101 million of higher risk costs, mainly related to the business lending portfolio. Income decreased slightly as lower net interest income and a small decline in fee income were largely oﬀset by higher Treasury - related revenues. Operating expenses were €44 million lower than in the first quarter of 2020 (which included higher regulatory costs). The return on equity, based on a 13.5% common equity Tier 1 ratio, remained strong and was 22.6% in the second quarter of 2020 (and 22.9% on a four - quarter rolling average basis). Result before tax - Retail Netherlands (in ð million) 800 600 400 200 0 535 489 537 554 599 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 Total income decreased by €28 million, or 2.4%, year - on - year. This was mainly due to lower net interest income on savings and current accounts caused by lower margins (while average current account volumes continued to increase), and to lower interest results on customer lending as a result of lower average volumes. These declines were largely oﬀset by higher Treasury - related income. Sequentially, total income decreased by €9 million, or 0.8%. This was mainly attributable to lower interest results due to the aforementioned factors, as well as to lower fee income due to fewer daily banking transactions, partly compensated by higher Treasury - related revenues. Total customer lending increased by €1.6 billion in the second quarter of 2020 to €162.6 billion. Net core lending (excluding Treasury and the WUB run - oﬀ portfolio) decreased by €0.9 billion, of which €0.7 billion was in business lending (following lower usage of overdrafts and fewer term loans) and €0.2 billion due to lower mortgages. Net customer deposits (excluding Treasury) grew by €9.6 billion, reflecting increases of €4.1 billion in savings and deposits and €5.4 billion in current accounts. These increases are mainly seasonal and were partly driven by holiday allowances and lower spending by clients due to the lockdown measures. Operating expenses decreased by €15 million from a year ago to €522 million, as €7 million of higher regulatory costs were more than oﬀset by lower expenses related to staﬀ, marketing and travel. On a sequential basis, expenses fell by €44 million, or 7.8%, as the first quarter of 2020 included the estimated annual contribution to the European single In € million Retail Benelux 2Q2020 2Q2019 Netherlands Belgium 2Q2020 2Q2019 2Q2020 2Q2019 Profit or loss Net interest income 1,344 1,349 883 866 461 483 Net fee and commission income 262 262 164 164 98 98 Investment income 9 10 10 6 0 3 Other income 136 193 73 122 62 72 Total income 1,751 1,814 1,130 1,158 621 656 Expenses excl. regulatory costs 888 859 487 509 401 350 Regulatory costs 42 23 35 28 8 - 5 Operating expenses 930 882 522 537 408 345 Gross result 821 932 609 621 212 311 Addition to loan loss provisions 276 38 120 22 156 16 Result before tax 545 894 489 599 56 295 Customer lending/deposits (end of period, in € billion) Residential mortgages 150.3 151.1 111.3 112.4 39.0 38.7 Other customer lending 103.0 100.8 51.3 48.6 51.8 52.2 Customer deposits 258.4 240.3 164.8 151.0 93.6 89.3 Profitability and efficiency Cost/income ratio 53.1% 48.6% 46.2% 46.4% 65.8% 52.6% Return on equity based on 13.5% CET1 1) 12.8% 21.0% 22.6% 26.3% 1.9% 14.5% Employees (internal FTEs, end of period) 17,533 17,381 9,728 9,289 7,805 8,092 Risk Risk costs in bps of average customer lending 44 6 30 5 68 7 Risk - weighted assets (end of period, in € billion) 87.7 93.0 45.1 52.3 42.5 40.7 Retail Benelux: Consolidated profit or loss account 1) After - tax return divided by average equity based on 13.5% of RWA (annualised).

10 ING Press Release 2Q2020 Segment Reporting: Retail Banking resolution fund. Excluding regulatory costs, expenses increased by €7 million; this was mainly attributable to an impairment related to the announced closure of branches as well as higher IT - related expenses. Second - quarter 2020 risk costs were €120 million, or 30 basis points of average customer lending, and included €65 million of collective provisions related to the worsened macro - economic indicators, including provisioning related to loans subject to a payment holiday. The risk costs were mainly related to higher provisions taken in the business lending portfolio. Risk costs were €22 million in the second quarter of 2019 and €19 million in the first quarter of 2020. Risk - weighted assets declined by €5.2 billion in the second quarter of 2020 to €45.1 billion, primarily due to model updates (mainly capital management actions and SME support factor), lower operational RWA and a lending - volume decline. Retail Belgium Retail Belgium, which includes Luxembourg, posted a second - quarter 2020 result before tax of €56 million versus €295 million in the year - ago quarter. The decrease was mainly attributable to higher risk costs, compared with a very low level in the second quarter of 2019, combined with lower income and higher expenses. The latter included a €43 million goodwill impairment related to an acquisition in the past by ING Belgium. On a sequential basis, the result before tax increased by €148 million as the first quarter of 2020 included the annual Belgian regulatory costs, which are booked in full in the first quarter of each year. Excluding regulatory costs and the aforementioned goodwill impairment, the result before tax increased by €9 million, or 9.2%, mainly attributable to higher Treasury - related income and lower expenses, which more than oﬀset the margin pressure on customer deposits and an increase in risk costs. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 1.9% in the second quarter of 2020. On a four - quarter rolling average basis, the ROE declined to 3.3% from 8.8% one year ago. Result before tax - Retail Belgium (in ð million) - 92 56 207 111 295 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 - 200 0 200 400 Total income decreased by €35 million, or 5.3%, year - on - year. This decrease mainly reflects lower net interest income due to lower margins on savings and current accounts, as well as lower Treasury - related revenues. Sequentially, total income rose by €26 million, or 4.4%, mainly driven by higher Treasury - related revenues, which were positively aﬀected by marked - to - market movements of derivatives, which are not in hedge accounting. This increase was partly oﬀset by lower net interest income due to margin pressure on most products and lower fee income. The latter was mainly visible in daily banking products, as lockdown measures due to the Covid - 19 pandemic reduced the number of daily banking transactions, and in investment products, as the first quarter of 2020 included the impact of a marketing campaign. Customer lending decreased by €1.4 billion in the second quarter of 2020 to €90.7 billion. Net core lending (excluding Treasury) also declined by €1.4 billion, primarily in business lending, while residential mortgages decreased by €0.1 billion. Total customer deposits rose by €2.7 billion in the second quarter to €93.6 billion. Excluding Treasury, net customer deposits increased by €2.9 billion, partly due to the seasonality of holiday allowances and less spending by clients due to the lockdown. Operating expenses were €408 million, up €63 million from the second quarter of 2019, of which €43 million was caused by the aforementioned goodwill impairment. Excluding this one - oﬀ item, expenses increased by €21 million, or 6.1%. This increase was mainly due to a catch - up in regulatory costs and higher KYC - related expenses. On a sequential basis, expenses declined by €152 million, as the first quarter of 2020 included the expected full - year contributions to the European single resolution fund and the Belgian deposit guarantee scheme as well as the Belgian bank tax. Excluding regulatory costs and the goodwill impairment, expenses decreased by €12 million, reflecting lower staﬀ - related expenses and lower travel costs. Second - quarter 2020 risk costs were €156 million, equivalent to 68 basis points of average customer lending. Risk costs included €45 million of collective provisions related to the worsened macro - economic indicators, including provisioning related to loans subject to a payment holiday. The remaining risk costs were mainly related to Stage 3 provisioning on a number of individual files. Risk costs were €16 million in the second quarter of 2019 and €126 million in the previous quarter, which included a €20 million collective Stage 2 provision related to the macro - economic indicators. Risk - weighted assets decreased by € 1 . 8 billion in the second quarter of 2020 to € 42 . 5 billion . The decrease mainly reflects model updates and a lending - volume decline .

11 ING Press Release 2Q2020 Segment Reporting: Retail Banking In € million Retail Challengers & Growth Markets 2Q2020 2Q2019 Germany Other Challengers & Growth Markets 2Q2020 2Q2019 2Q2020 2Q2019 Profit or loss Net interest income 1,089 1,091 405 405 683 686 Net fee and commission income 198 176 109 68 89 108 Investment income 7 10 0 6 7 4 Other income 74 83 28 28 47 55 Total income 1,368 1,360 542 507 826 853 Expenses excl. regulatory costs 748 741 253 267 494 474 Regulatory costs 74 66 19 16 55 49 Operating expenses 821 806 272 283 549 523 Gross result 547 554 270 223 277 330 Addition to loan loss provisions 178 80 8 - 25 170 105 Result before tax 369 473 262 248 107 225 Customer lending/deposits (end of period, in € billion) Residential mortgages 147.6 141.0 77.4 74.6 70.3 66.4 Other customer lending 38.7 39.2 11.0 11.0 27.7 28.1 Customer deposits 277.6 267.3 139.7 137.3 137.9 130.0 Profitability and efficiency Cost/income ratio 60.0% 59.3% 50.2% 55.9% 66.5% 61.3% Return on equity based on 13.5% CET1 1) 8.2% 13.0% 14.5% 19.0% 4.5% 9.8% Employees (internal FTEs, end of period) 24,395 22,864 5,411 4,957 18,984 17,907 Risk Risk costs in bps of average customer lending 39 18 4 - 12 71 45 Risk - weighted assets (end of period, in € billion) 76.4 76.1 28.5 26.7 47.9 49.4 Retail Challengers & Growth Markets: Consolidated profit or loss account 1) After - tax return divided by average equity based on 13.5% of RWA (annualised). Retail Challengers & Growth Markets Retail Germany Retail Germany, which includes Austria, recorded a second - quarter 2020 result before tax of €262 million, which is €14 million higher than in the year - ago quarter. This increase was primarily due to higher net fee and commission income from investment products. Compared with the first quarter of 2020, the result before tax rose by €30 million as the previous quarter included seasonally higher regulatory costs. Result before tax - Retail Germany (in ð million) 400 300 200 100 0 232 248 268 262 241 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 Retail Germany continued to record solid business growth and reached the milestone of two million primary clients after 134,000 primary customers were added in the second quarter. Net core customer lending grew by €0.9 billion. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 14.5% in the second quarter of 2020 (and 17.4% on a four - quarter rolling average basis). Total income was €542 million, up 6.9% from the second quarter of 2019. The increase was mainly driven by €41 million higher fee income, predominantly on investment products, reflecting a continued high level of brokerage trades. Net interest income was stable as savings - margin compression was oﬀset by higher lending income at healthy margins and higher Treasury - related revenues. Compared with the first quarter of 2020, total income rose by €9 million. This is mainly explained by higher Treasury - related revenues and higher income from mortgages, while the margin pressure on savings and current accounts was only partially oﬀset by the introduction of account maintenance fees. Total customer lending increased by €1.1 billion in the second quarter of 2020 to €88.3 billion. Net core lending, which excludes Treasury products, grew by €0.9 billion and was fully attributable to mortgages, whereas consumer lending volumes declined slightly. Customer deposits increased by € 2 . 3 billion to € 139 . 7 billion . Excluding Treasury, net customer deposits rose by € 2 . 4 billion, and were almost equally divided over savings and current accounts . Operating expenses decreased by €11 million, or 3.9%, from the second quarter of 2019. When adjusted for a €36 million restructuring provision recorded in the second quarter of 2019, expenses increased by €24 million, mainly due to investments to support business growth, as well as to the consolidation of a subsidiary as from the first quarter of 2020. Sequentially, operating expenses decreased by €23 million, of which €21 million was due to lower regulatory costs as the first quarter included the annual recognition of part of the German deposit guarantee scheme costs, as well as the contribution to the European single resolution fund.

12 ING Press Release 2Q2020 Segment Reporting: Wholesale Banking Segment Reporting: Retail Banking Risk costs were €8 million in the second quarter of 2020, including €2 million of collective provisions related to the worsened macro - economic indicators, compared with a net release of €25 million in the second quarter of 2019, which had included model updates on mortgages. Compared with the first quarter of 2020, risk costs were slightly up by €2 million. Risk - weighted assets remained stable at €28.5 billion in the second quarter of 2020. Retail Other Challengers & Growth Markets The second - quarter 2020 result before tax of Retail Other Challengers & Growth Markets was €107 million, down from €225 million one year ago. The decrease is explained by higher risk costs and operating expenses, combined with lower income. Compared with the first quarter of 2020, the result before tax fell by €82 million. The decrease was attributable to lower income and higher risk costs, while expenses were lower as the first quarter included seasonally higher regulatory costs. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 4.5% in the second quarter of 2020. On a four - quarter rolling average basis, the ROE declined to 8.7% from 10.7% one year ago. Result before tax - Retail Other Challengers & Growth Markets (in ð million) 400 300 200 100 0 107 225 206 291 189 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 Total income decreased by €27 million, or 3.2%, to €826 million compared with the second quarter of 2019. Excluding €41 million of negative currency impacts, income was up €13 million, driven by higher net interest income consistent with higher volumes. This was only partially oﬀset by lower net fee and commission income as lockdown measures due to the Covid - 19 pandemic reduced the number of daily banking transactions. Compared with the first quarter of 2020, total income decreased by €68 million. Excluding €22 million of negative currency impacts, income decreased by €46 million. This was mainly due to margin pressure on savings and current accounts (following central bank rate cuts in several non - eurozone countries) and lower fee income, as well as lower Treasury - related revenues. Customer lending grew by €3.4 billion in the second quarter to €98.0 billion. Excluding currency impacts and Treasury, net core lending was flat as small increases in Turkey, France and Australia were oﬀset by declines in Italy, Poland and Romania. Customer deposits increased by €8.5 billion in the second quarter to €137.9 billion. Net customer deposits (excluding currency impacts and Treasury) grew by €5.8 billion, driven by net inflows mainly in Poland, Spain and Australia. Total expenses increased by €26 million from a year ago to €549 million in the second quarter of 2020, of which €6 million was a result of higher regulatory costs. The remaining increase was mainly due to strategic initiatives and the execution of bank - wide regulatory programmes (including KYC), partly mitigated by currency impacts. Compared with the first quarter of 2020, total expenses decreased by €22 million, mainly due to lower regulatory costs and currency impacts. Second - quarter 2020 risk costs were €170 million and included €57 million of collective provisions related to the worsened macro - economic indicators. Total risk costs increased by €65 million compared with the second quarter of 2019, and were €36 million higher than in the previous quarter. The increase versus the first quarter of 2020 was primarily visible in Turkey, Spain and Poland, whereas in Italy and Romania risk costs declined. Risk - weighted assets decreased by €3.6 billion in the second quarter of 2020 to €47.9 billion, primarily as a result of model updates (mainly capital management actions), partly oﬀset by currency impacts and lending - volume growth.

13 ING Press Release 2Q2020 Segment Reporting: Wholesale Banking Wholesale Banking In the second quarter of 2020, Wholesale Banking’s result before tax was € - 302 million, down from €553 million one year ago. The sharp decline in result was due to elevated risk costs (caused by various individual Stage 3 provisions, as well as high collective Stage 1 and Stage 2 provisions as a result of the economic impact of the Covid - 19 pandemic, including a worsening of the macro - economic indicators) and a €260 million impairment on goodwill as a result of the impairment test triggered by the Covid - 19 pandemic. This was only partly oﬀset by higher income, driven by strong performance in the Rates and Global Capital Market businesses of Financial Markets and positive valuation adjustments in both Financial Markets and Lending. Sequentially, the result before tax fell by €400 million, due to the aforementioned elevated risk costs and goodwill impairment, and was partly oﬀset by higher income in Financial Markets and Lending combined with seasonally lower regulatory expenses. Customer lending decreased by €13.5 billion in the second quarter of 2020 to €182.7 billion. Adjusted for currency impacts and excluding Treasury and the lease run - oﬀ portfolio, net core lending declined by €5.6 billion. This decline was predominantly visible in Lending (as the utilisation of revolving credit facilities decreased after a spike at the end of the first quarter of 2020 to ensure liquidity amid the economic uncertainty caused by the Covid - 19 pandemic), as well as in Daily Banking & Trade Finance (mostly related to Working Capital Solutions). Customer deposits declined by €0.5 billion to €69.8 billion. Excluding currency impacts and Treasury, net customer deposit growth was €0.3 billion and generated mainly in Payments & Cash Management, whereas customer deposits in Financial Markets declined. The return on equity, based on a 13.5% common equity Tier 1 ratio, was - 5.5% in the second quarter of 2020. On a four - quarter rolling average basis, the ROE declined to 1.6% from 8.6% one year ago. Result before tax - Wholesale Banking (in ð million) - 500 750 500 250 0 - 250 - 302 236 98 55 3 576 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 Total income was €1,509 million, or 15.1% higher than in the year - ago quarter. This was primarily due to higher income in Financial Markets and Lending, partly oﬀset by lower income in Daily Banking & Trade Finance. On a sequential basis, income grew by €239 million, or 18.8%, driven by higher income in Financial Markets and Lending, while income fell in Treasury & Other and Daily Banking & Trade Finance. Net interest income increased by €26 million, or 2.9%, year - on - year, reflecting higher interest results in all product groups except for Daily Banking & Trade Finance. The decrease In € million 2Q2020 2Q2019 2Q2020 2Q2019 2Q2020 2Q2019 2Q2020 2Q2019 2Q2020 2Q2019 Profit or loss Net interest income 927 901 641 628 151 194 91 79 45 0 Net fee and commission income 264 276 97 118 117 131 43 11 8 16 Investment income 3 6 0 0 0 0 0 1 3 5 Other income 315 128 40 - 10 9 14 272 93 - 5 32 Total income 1,509 1,311 777 736 276 340 406 183 50 52 Expenses excl. regulatory costs 909 655 222 215 187 172 185 200 316 68 Regulatory costs 20 1 1 6 1 3 1 3 2 8 7 Operating expenses 929 666 228 217 190 173 188 202 324 75 Gross result 580 644 549 519 87 167 218 - 19 - 274 - 23 Addition to loan loss provisions 882 91 833 71 46 5 1 1 2 14 Result before tax - 302 553 - 284 448 41 162 217 - 20 - 276 - 37 Customer lending/deposits (end of period, in € billion) Residential mortgages 0.8 0.8 0.0 0.0 0.0 0.0 0.0 0.0 0.8 0.8 Other customer lending 181.9 181.9 147.0 142.3 28.8 33.2 1.6 1.7 4.6 4.6 Customer deposits 69.8 63.5 0.4 0.5 59.7 50.5 5.5 7.4 4.1 5.2 Profitability and efficiency Cost/income ratio 61.6% 50.8% 29.3% 29.4% 68.6% 50.8% 46.3% 110.4% n . a. 144.7% Return on equity based on 13.5% CET1 1) - 5.5% 9.9% - 6.6% 10.1% 4.3% 14.6% 18.1% - 2.2% - 73.6% 21.1% Employees (internal FTEs, end of period) 13,838 13,277 Risk Risk costs in bps of average customer lending 186 20 223 20 62 6 29 20 9 102 Risk - weighted assets (end of period, in € billion) 155.5 146.0 99.2 93.4 21.7 25.3 26.1 17.9 8.5 9.5 Wholesale Banking: Consolidated profit or loss account Total Wholesale Banking L ending Daily Banking & Trade Finance Financial Markets 2) Treasury & Other 1) After - tax return divided by average equity based on 13.5% of RWA (annualised). 2) Return on equity of ING's total Financial Markets activities (including Retail Banking) was 19.6% in 2Q2020 and 1.3% in 2Q2019.

14 ING Press Release 2Q2020 Segment Reporting: Wholesale Banking in Daily Banking & Trade Finance was mainly attributable to lower margins in Payments & Cash Management. Sequentially, net interest income fell 1.1%, mainly caused by declines in Daily Banking & Trade Finance and in Financial Markets, partly oﬀset by higher interest results in Lending and in Treasury & Other. Net fee and commission income fell 4.3% from the same quarter of last year. This decrease was primarily attributable to a lower number of syndicated deals in Lending, as well as lower fees in Trade & Commodity Finance as a result of lower average oil prices. Fee income in Financial Markets was higher due to strong deal flow in Global Capital Markets. Sequentially, net fee and commission income decreased 11.1%. The decline was caused by Lending and by Daily Banking & Trade Finance due to the aforementioned factors. Total other income was €315 million, up from €128 million in the second quarter of 2019. The increase resulted primarily from positive valuation adjustments in Financial Markets and higher other income in Lending, which included positive marked - to - market adjustments related to syndicated loans and loans at fair value through profit or loss. Sequentially, other income increased by €282 million, predominantly in Financial Markets and in Lending on the back of the aforementioned positive valuation adjustments in this quarter, while the previous quarter included negative valuation adjustments as well as losses in Credit Trading reflecting the market volatility at the end of March 2020 due to the Covid - 19 pandemic. Operating expenses increased year - on - year by €263 million to €929 million, and included the €260 million goodwill impairment. Excluding the goodwill impairment, regulatory costs and currency impacts, expenses decreased by €3 million, or 0.4%. This decrease mainly reflects continued cost - saving measures, lower performance - related expenses and the impact of the travel restrictions caused by the Covid - 19 pandemic, and more than compensated for higher staﬀ expenses related to annual salary increases and increased KYC costs. Sequentially, operating expenses rose by €130 million, in spite of €110 million of seasonally lower regulatory costs. Expenses excluding goodwill impairment, regulatory costs and currency impacts decreased 2.0%, primarily due to lower performance - related expenses, as well as to lower travel costs. In the second quarter of 2020, risk costs amounted to €882 million (or 186 basis points of average customer lending), up from €91 million in the second quarter of 2019 and €373 million in the previous quarter. The risk costs were heavily impacted by various individual Stage 3 provisions, primarily attributable to some large files in Germany, the Americas, Asia and the Netherlands, and to high collective Stage 1 and Stage 2 provisions as a result of the economic impact of the Covid - 19 pandemic. This included €252 million of collective provisions related to a worsening of the macro - economic indicators. Risk - weighted assets decreased by €2.6 billion in the second quarter of 2020 to €155.5 billion, due to a decline in lending volume and currency impacts, partly oﬀset by model updates (as capital management actions were more than oﬀset by higher TRIM impacts). Lending Lending posted a result before tax of € - 284 million versus €448 million in the year - ago quarter. The decrease mostly reflects higher risk costs. The gross result (before risk costs) increased by €30 million. Sequentially, the result before tax fell by €368 million, as higher income and lower expenses were more than oﬀset by the elevated risk costs. Net core lending (excluding currency eﬀects) decreased by €3.6 billion in the second quarter of 2020, predominantly due to the reduced utilisation of lower - margin revolving credit facilities after a spike at the end of the first quarter of 2020 amid the economic uncertainty due to the Covid - 19 pandemic. Result before tax - Lending (in ð million) 600 300 0 300 600 396 448 337 84 - 284 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 Total income was €777 million, up 5.6% from a year ago. The increase in total income was primarily driven by higher other income, which included €40 million of positive marked - to - market adjustments related to syndicated loans and loans at fair value through profit or loss. In addition, net interest income grew 2.1% as a result of volume growth against slightly lower margins. Fee income fell 17.8% due to lower syndicated deal activity, as we took a more conservative approach given the current market environment. Sequentially, income increased 16.8%, reflecting both higher other income and net interest income. The increase in other income is mainly explained by the impact of negative valuation adjustments in the previous quarter, which (partially) reversed in the current quarter. Net interest income was higher due to higher average volumes against slightly lower margins, which were impacted by the high average outstanding of revolving credit facilities as mentioned above. Net commission and fee income was lower than in the first quarter of 2020, mainly due to lower syndicated deal activity. Expenses rose 5.1% compared to the second quarter of 2019, mostly due to increased regulatory costs, combined with higher KYC - related costs. On a sequential basis, operating expenses decreased by €47 million, mainly attributable to €39 million of lower regulatory costs, lower performance - related expenses, as well as lower travel costs as a result of restrictions related to the Covid - 19 pandemic. Risk costs amounted to €833 million and were predominantly aﬀected by various individual Stage 3 provisions (mainly attributable to some larger files in Germany, the Americas,

Segment Reporting: Wholesale Banking

Asia and the Netherlands, including a sizeable provision for a suspected external fraud case), as well as high collective Stage 1 and Stage 2 provisions due to the economic impact of Covid-19, including a worsening of the macro-economic indicators. This compares to risk costs of €71 million in the year-ago quarter and €306 million in the first quarter of 2020.

Daily Banking & Trade Finance

Daily Banking & Trade Finance posted a result before tax of €41 million, down from €162 million in the year-ago quarter. The decline was due to lower income, increased risk costs and higher expenses. Sequentially, the result before tax fell by €5 million, primarily attributable to lower income, which was only partly offset by seasonally lower regulatory expenses and lower risk costs.

Result before tax - Daily Banking & Trade Finance (in € million)



300
200
100
0
162
167
31
46
41
2Q2019
3Q2019
4Q2019
1Q2020
2Q2020

Income decreased 18.8% year-on-year, mainly due to lower margins in Payments & Cash Management (which were primarily affected by FED rate cuts) and to lower average oil prices, which resulted in lower net interest and fee income in Trade & Commodity Finance. Compared with the previous quarter, income fell 12.1%, mainly attributable to the aforementioned factors. Net core lending decreased by €1.2 billion, predominantly in Working Capital Solutions and, to a lesser extent, Trade & Commodity Finance.

Operating expenses rose 9.8% year-on-year, mainly due to a one-off impairment of intangible assets and higher KYC-related expenses. Sequentially, operating expenses fell by €17 million as regulatory costs were €22 million lower.

Risk costs amounted to €46 million in the second quarter of 2020 compared with €5 million in the year-ago quarter and €62 million in the first quarter of 2020. The risk costs in the current quarter mainly reflected additions for Trade & Commodity Finance in the Netherlands and Asia.

Financial Markets

Financial Markets recorded a result before tax of €217 million compared with €-20 million in the second quarter of 2019 and €-78 million in the first quarter of 2020.

Result before tax - Financial Markets (in € million)



300
200
100
0
-100
-200
-20
33
-101
-78
217
2Q2019
3Q2019
4Q2019
1Q2020
2Q2020

Compared with the second quarter of 2019, income increased by €223 million, mainly due to €87 million of positive valuation adjustments versus €-72 million in the second quarter of 2019. Excluding these valuation adjustments, revenues were up 25.1%, primarily driven by a strong quarter in the Rates business and in Global Capital Markets.

Compared with the first quarter of 2020, income increased by €252 million, largely due to the aforementioned positive valuation adjustments, whereas the previous quarter had included €-92 million of negative valuation adjustments, as well as Credit Trading losses reflecting the market volatility at that time caused by the Covid-19 pandemic.

Operating expenses decreased 6.9% year-on-year, mainly due to lower staff costs and lower performance-related expenses, as well as lower travel expenses. Sequentially, total operating expenses excluding regulatory costs declined by €9 million, predominantly due to the aforementioned items.

Treasury & Other

Treasury & Other recorded a result before tax of €-276 million versus €-37 million in the second quarter of 2019 and €46 million in the previous quarter. The second-quarter 2020 result included €260 million of goodwill impairments related to a number of acquisitions in the past.

Result before tax - Treasury & Other (in € million)



100
0
-100
-200
-300
-400
-37
-21
-31
46
-276
2Q2019
3Q2019
4Q2019
1Q2020
2Q2020

Income decreased by €2 million compared with a year ago. The decline mainly reflects lower hedge results and lower Corporate Finance fees, largely offset by higher Treasury income. Sequentially, total income decreased by €88 million due to lower hedge results and a decrease in Treasury income, which had been supported by net capital gains in the first quarter of 2020.

Operating expenses excluding goodwill impairments declined by €11 million year-on-year and by €22 million compared with the first quarter of 2020. The decrease compared with the previous quarter was largely attributable to lower regulatory costs.

Risk costs amounted to €2 million for the quarter, down from €14 million in the second quarter of 2019 and €6 million in the first quarter of 2020. The decreases versus both prior periods primarily related to Corporate Investments.

ING Press Release 2Q2020

15

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account		
In € million	2Q2020	2Q2019
Profit or loss		
Net interest income	70	129
Net fee and commission income	-2	-3
Investment income	0	0
Other income	-26	54
Total income	**42**	**180**
Expenses excl. regulatory costs	111	98
Regulatory costs	1	-2
Operating expenses	**112**	**96**
Gross result	**-70**	**84**
Addition to loan loss provisions	0	0
Result before tax	**-70**	**84**
of which:		
Income on capital surplus	-8	2
Foreign currency ratio hedging	80	163
Other Group Treasury	-30	-69
Group Treasury	41	97
Other Corporate Line	-111	-13

Corporate Line posted a result before tax of €-70 million in the second quarter of 2020 compared with €84 million in the second quarter of 2019. Total income decreased to €42 million from €180 million one year ago, mainly due to a decline in other income as the second quarter of 2019 had included the recognition of a €79 million receivable related to the insolvency of a financial institution. Net interest income was also lower year-on-year, due to lower income from foreign currency ratio hedging, which was partly offset by the impact of the run-off in the legacy funding portfolio. Operating expenses increased by €16 million, mainly due to higher shareholder expenses and regulatory costs.

Compared with the first quarter of 2020, the result before tax decreased by €106 million. Income fell by €38 million, primarily due to lower income from foreign currency ratio hedging. Operating expenses increased by €70 million, mainly due to a higher VAT refund recognised in the first quarter of 2020, and higher shareholder expenses in the second quarter of 2020.

In the second quarter of 2020, the Group Treasury-related result before tax was €41 million compared with €97 million in the same quarter of the previous year. The foreign currency exchange ratio hedging result was €80 million in the second quarter of 2020 versus €163 million in the second quarter of 2019. The €83 million decrease was mainly due to a lower capital charge received from ING's non-eurozone entities. The pre-tax result of Other Group Treasury amounted to €-30 million versus €-69 million in the year-ago quarter and includes the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2012 and 2013. Compared with the second quarter of 2019, the improvement in the pre-tax result of Other Group Treasury was mainly due to the run-off in that legacy funding portfolio, and to a positive revaluation result on a prepayment swap for externally sold securitised mortgages.

The Other Corporate Line result before tax, which includes items such as shareholder expenses and unallocated income and other expenses, decreased to €-111 million from €-13 million one year ago. This deterioration mainly reflects the aforementioned recognition of a €79 million receivable related to the insolvency of a financial institution in the first quarter of 2019, as well as higher shareholder expenses.

16

ING Press Release 2Q2020

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	30 Jun. 20	31 Mar. 20	31 Dec. 19		30 Jun. 20	31 Mar. 20	31 Dec. 19
Assets				**Liabilities**			
Cash and balances with central banks	118,971	63,819	53,202	Deposits from banks	78,649	45,908	34,826
Loans and advances to banks	30,664	32,998	35,136	Customer deposits	605,798	586,193	574,433
Financial assets at fair value through profit or loss	111,110	119,543	96,187	- savings accounts	334,343	324,133	326,942
- trading assets	53,781	62,071	49,254	- credit balances on customer accounts	245,529	229,488	224,022
- non-trading derivatives	2,488	2,415	2,257	- corporate deposits	25,183	31,515	22,329
- designated as at fair value through profit or loss	3,700	2,793	3,076	- other	743	1,057	1,140
- mandatorily at fair value through profit or loss	51,142	52,264	41,600	Financial liabilities at fair value through profit or loss	90,641	97,692	77,942
Financial assets at fair value through OCI	38,993	37,607	34,468	- trading liabilities	35,745	44,794	28,042
- equity securities fair value through OCI	1,998	1,980	2,306	- non-trading derivatives	2,435	3,074	2,215
- debt securities fair value through OCI	35,650	34,102	30,483	- designated as at fair value through profit or loss	52,461	49,823	47,684
- loans and advances fair value through OCI	1,345	1,525	1,680	Other liabilities	16,591	18,150	14,766
Securities at amortised cost	51,085	47,534	46,108	Debt securities in issue	121,138	124,501	118,528
Loans and advances to customers	616,709	626,571	611,765	Subordinated loans	16,697	16,951	16,588
- customer lending	622,738	631,569	616,355	**Total liabilities**	**929,515**	**889,395**	**837,082**
- provision for loan losses	-6,029	-4,998	-4,590				
Investments in associates and joint ventures	1,775	1,693	1,790	**Equity**			
Property and equipment	3,086	3,119	3,172	Shareholders' equity	54,305	54,334	53,769
Intangible assets	1,586	1,917	1,916	Non-controlling interests	1,022	956	893
Other assets	10,864	9,884	7,999	**Total equity**	**55,327**	**55,290**	**54,662**
Total assets	**984,842**	**944,685**	**891,744**	**Total liabilities and equity**	**984,842**	**944,685**	**891,744**

ING Group's total balance sheet increased by €40.2 billion to €984.8 billion in the second quarter of 2020, including €1.3 billion of positive currency impacts. The increase was mainly due to higher cash and balances with central banks (related to ING's €55 billion TLTRO III participation in June 2020 and higher customer deposits), partly offset by decreases in loans and advances to customers and financial assets at fair value through profit or loss. On the liability side, the main increases were in deposits from banks and customer deposits, while financial liabilities at fair value through profit or loss declined.

Net core customer lending decreased by €7.0 billion in the second quarter of 2020, while the net growth in customer deposits was €20.9 billion. ING Group's loan-to-deposit ratio was 1.02 at the end of June 2020.

Cash and balances with central banks

Cash and balances with central banks increased by €55.2 billion to €119.0 billion. The increase was driven by the participation in TLTRO III in June 2020 (visible in deposits from banks) and increased customer deposits.

Loans and advances to and deposits from banks

Loans and advances to banks decreased by €2.3 billion to €30.7 billion. Deposits from banks increased by €32.7 billion due to the €55.0 billion participation in TLTRO III in June 2020, partly offset by the maturity of TLTRO II (€-7.7 billion), the repayment of an ECB facility (US$-5.5 billion) and a remaining decrease of €9.1 billion mainly concerning the maturity of short-term deposits.

Financial assets/liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss decreased by €8.4 billion to €111.1 billion. The quarterly decrease was mainly due to €8.3 billion of lower trading assets (largely derivatives). Financial liabilities at fair value through profit or loss were €7.1 billion lower, approximately mirroring the development on the asset side of the balance sheet, with €9.0 billion of lower trading liabilities (mostly trading derivatives and repos), partly offset by €2.6 billion of higher designated financial liabilities at fair value through profit or loss (mainly repo activity). Financial assets and liabilities at fair value through profit or loss consist predominantly of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs.

Financial assets at fair value through OCI

Financial assets at fair value through other comprehensive income (OCI) increased by €1.4 billion to €39.0 billion due to an additional €1.5 billion of debt securities (mainly government bonds).

Securities at amortised cost

Securities at amortised cost increased by €3.6 billion to €51.1 billion, mainly due to an increase of investments in government bonds.

ING Press Release 2Q2020

17

Consolidated Balance Sheet

Loans and advances to customers
Loans and advances to customers decreased by €9.9 billion to €616.7 billion. This was due to €8.8 billion of lower customer lending and a €1.0 billion increase in loan loss provisions. When adjusted for €1.7 billion of positive currency impacts, customer lending decreased by €10.6 billion. After also excluding a €3.5 billion decrease of short-term lending in Treasury, a €0.3 billion decline in the WUB and Lease run-off portfolios, and €0.3 billion of positive valuation adjustment in hedged mortgages, net core lending decreased by €7.0 billion. Of this amount, net core lending at Wholesale Banking was €5.6 billion lower, mainly due to a €3.6 billion decrease in Lending and a €1.2 billion decline in Daily Banking & Trade Finance (mainly related to Working Capital Solutions). Net core lending in Retail Banking was €1.4 billion lower, with a €2.6 billion decrease in non-mortgage lending (mainly in Belgium, the Netherlands and Poland), partly offset by a €1.2 billion increase in residential mortgages (primarily in Germany).

Customer deposits
Customer deposits increased by €19.6 billion to €605.8 billion. When adjusted for €3.1 billion of positive currency impacts and a €4.4 billion decrease in clients' short-term Treasury deposits, net customer deposits grew by €20.9 billion. This was predominantly due to a €20.6 billion increase in Retail Banking, with €13.0 billion of higher balances in current accounts and €7.6 billion of increased savings and deposits. Net customer deposits in Wholesale Banking rose by €0.3 billion due to €2.3 billion of higher balances in Payments & Cash Management, which were largely offset by €0.9 billion of lower other deposits and a €1.0 billion decrease in Financial Markets, attributable to money markets activities.

Debt securities in issue
Debt securities in issue decreased by €3.4 billion to €121.1 billion. This was due to €1.3 billion of lower certificates of deposit/commercial paper (CD/CPs), while other debt securities, mainly long-term debt, decreased by €2.1 billion.

Subordinated loans
Subordinated loans decreased by €0.3 billion to €16.7 billion. The redemption in April 2020 of two series of perpetual securities (in total US$1.7 billion) and a negative FX impact were largely offset by the issuance of Tier 2 notes in May 2020 (€1.5 billion).

Shareholders' equity
Shareholders' equity remained virtually flat at €54.3 billion, as the second-quarter 2020 net result of €299 million and an increase of the cashflow hedge reserve of €142 million were offset by a decrease in the liability credit reserve of €453 million. The latter concerns the valuation adjustments of financial liabilities designated as at fair value through profit or loss related to changes in own credit risk.

Shareholders' equity per share decreased slightly to €13.92 as of 30 June 2020 from €13.93 as of 31 March 2020.

Change in shareholders' equity

in € million	2Q2020	1Q2020
Shareholders' equity beginning of period	**54,334**	**53,769**
Net result for the period	299	670
Unrealised revaluations of equity securities	11	-322
Unrealised revaluations of debt instruments	99	-171
Realised gains/losses debt instruments transferred to profit or loss	-12	-15
Change in cashflow hedge reserve	142	359
Realised and unrealised other revaluations	14	-5
Change in liability credit reserve	-453	464
Defined benefit remeasurement	-85	169
Exchange rate differences	-52	-598
Change in treasury shares	3	4
Change in employee stock options and share plans	2	9
Changes in the composition of the group	0	0
Dividend	0	0
Other changes	3	1
Total changes	**-28**	**564**
Shareholders' equity end of period	**54,305**	**54,334**

Shareholders' equity

in € million	30 Jun. 20	31 Mar. 20
Share premium/capital	17,128	17,127
Revaluation reserve equity securities	1,270	1,258
Revaluation reserve debt instruments	200	113
Revaluation reserve cashflow hedge	1,709	1,567
Other revaluation reserves	262	248
Defined benefit remeasurement reserve	-252	-167
Currency translation reserve	-2,729	-2,677
Treasury shares	-3	-6
Liability credit reserve	-103	350
Retained earnings and other reserves	35,855	35,852
Net result year to date	969	670
Total	**54,305**	**54,334**

18

ING Press Release 2Q2020

Risk Management

ING Group: Total credit outstandings[1]

in € million	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
	30 Jun. 2020	31 Mar. 2020	30 Jun. 2020	31 Mar. 2020	30 Jun. 2020	31 Mar. 2020	30 Jun. 2020	31 Mar. 2020	30 Jun. 2020	31 Mar. 2020
Residential mortgages Netherlands	113,680	114,411	6,453	5,830	5.7%	5.1%	1,133	1,043	1.0%	0.9%
Other lending Netherlands	47,592	45,073	5,759	5,223	12.1%	11.6%	1,265	1,287	2.7%	2.9%
of which Business Lending Netherlands	26,009	26,594	4,106	3,742	15.8%	14.1%	1,008	1,033	3.9%	3.9%
Residential mortgages Belgium	41,061	41,164	3,866	3,643	9.4%	8.9%	1,354	1,354	3.3%	3.3%
Other lending Belgium	69,120	58,488	4,733	4,141	6.8%	7.1%	1,904	1,829	2.8%	3.1%
of which Business Lending Belgium	45,279	44,398	3,925	3,064	8.7%	6.9%	1,600	1,464	3.5%	3.3%
Retail Benelux	**271,452**	**259,137**	**20,812**	**18,838**	**7.7%**	**7.3%**	**5,655**	**5,514**	**2.1%**	**2.1%**
Residential mortgages Germany	76,176	75,285	1,538	1,488	2.0%	2.0%	388	389	0.5%	0.5%
Other lending Germany	27,894	16,270	855	853	3.1%	5.2%	309	305	1.1%	1.9%
Residential mortgages Other C&G Markets	70,359	66,855	1,901	1,603	2.7%	2.4%	612	487	0.9%	0.7%
Other lending Other C&G Markets	32,216	32,521	3,667	2,467	11.4%	7.6%	1,597	1,514	5.0%	4.7%
Retail Challengers & Growth Markets	**206,645**	**190,930**	**7,962**	**6,411**	**3.9%**	**3.4%**	**2,907**	**2,696**	**1.4%**	**1.4%**
Lending	168,342	175,151	21,483	13,848	12.8%	7.9%	3,518	2,515	2.1%	1.4%
Daily Banking & Trade Finance	55,533	65,388	3,377	2,112	6.1%	3.2%	511	576	0.9%	0.9%
Financial Markets	2,998	10,521	11	33	0.4%	0.3%	-	-	0.0%	0.0%
Treasury & Other	72,658	9,370	460	427	0.6%	4.6%	136	162	0.2%	1.7%
Wholesale Banking	**299,530**	**260,431**	**25,331**	**16,421**	**8.5%**	**6.3%**	**4,165**	**3,253**	**1.4%**	**1.2%**
Total loan book	**777,627**	**710,498**	**54,106**	**41,669**	**7.0%**	**5.9%**	**12,727**	**11,463**	**1.6%**	**1.6%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

ING Group's Stage 2 ratio increased to 7.0%, whereas the Stage 3 ratio remained unchanged at 1.6% in the second quarter of 2020. The increases in the outstandings in Stage 2 and Stage 3 reflect the worsened macro-economic conditions and are only partly reflected in the corresponding ratios since the size of the loan book increased due to the TLTRO III participation. Excluding this TLTRO III, the Stage 2 ratio would increase to 7.5% and the Stage 3 ratio to 1.8%.

Covid-19

Despite the relaxation of lockdown measures in several countries, ING continues to closely monitor the ongoing Covid-19 pandemic. Our staff is still largely working from home, supported with the appropriate tools. A central ING team provides guidance on health and safety measures, travel advice and business continuity. As the situation differs from country to country, ING is following local government guidelines in its response to the Covid-19 pandemic. Mitigating actions have been implemented, based on the potential economic and social implications for the countries and sectors where ING is active, and will be adapted as necessary as we continue to support our customers during these challenging times.

Credit risk management

As of the end of June, payment holidays were granted for a total amount of €18.1 billion, or 2.5% of total credit outstandings, to approximately 189,000 customers in almost all countries in which ING operates. Over 55% of these customers are in the Benelux. The payment holiday schemes offered in the various countries differ slightly in terms of scope, duration and key conditions. In line with the guidance from European regulators and bank supervisors (EBA, ESMA and ECB), credit facilities benefiting from a payment holiday are not automatically considered as forbearance. The EBA has decided to extend the application date of its Guidelines related to moratoria from 30 June 2020 to 30 September 2020. However, ING carefully assesses the creditworthiness of the customer.

ING's total credit outstandings rose strongly on March 2020 as a result of the TLTRO III participation. Until ING is able to transpose the TLTRO III proceeds into assets that support the economy, the obtained funding is being invested in cash and balances with central banks. This is reflected in the outstandings for Retail Banking in Netherlands, Belgium and Germany, and in Treasury & Other within Wholesale Banking.

Stage 2 outstandings increased by €12.4 billion to €54.1 billion, mainly at Wholesale Banking Lending, reflecting the potential economic implications related to the Covid-19

ING Bank: Stock of provisions[1]

in € million	30 Jun. 2020	31 Mar. 2020	Change
Stage 1 12-month ECL	716	458	258
Stage 2 Lifetime ECL not credit impaired	1,412	1,131	280
Stage 3 Lifetime ECL credit impaired	3,979	3,459	520
Purchased credit impaired	5	3	
Total	**6,112**	**5,052**	**1,060**

[1] At the end of June 2020, the stock of provisions included provisions for loans and advances to central banks (€5 million), loans and advances to banks (€13 million), financial assets at FVOCI (€13 million), securities at amortised cost (€21 million), provisions for loans and advances to customers (€6,029 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€30 million).

ING Press Release 2Q2020 19

Risk Management

pandemic. The transfer of clients to the Watch list as well as the effect of more negative macro-economic indicators triggered stage migration. Consequently, the Stage 2 ratio increased to 7.0% from 5.9% in the previous quarter.

ING Group's Stage 3 outstandings increased by €1.3 billion to €12.7 billion in the second quarter of 2020, while the Stage 3 ratio remained unchanged due to higher credit outstandings following the TLTRO III participation. The Stage 3 ratio for Wholesale Banking increased slightly to 1.4% in the second quarter from 1.2% in the previous quarter. For Retail Banking, the Stage 3 ratio remained unchanged, while the credit outstandings for Retail Benelux increased by €0.1 billion to €5.6 billion, and for Retail Challengers & Growth Markets by €0.2 billion to €2.9 billion.

In the second quarter, ING Group's stock of provisions increased by €1.1 billion to €6.1 billion. The increase is mainly attributable to a combination of the effect of worsened macro-economic indicators and the impact from increased Stage 2 outstandings, which requires us to increase the provisioning from 12 months to lifetime expected loss. Furthermore, provisions in Stage 3 increased mainly due to several individual files. The Stage 3 coverage ratio increased to 31.3% from 30.2% in the previous quarter. ING Group's loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance.

Market risk

In the second quarter of 2020, the average Value-at-Risk (VaR) for ING Group's trading portfolio increased to €39 million from €22 million in the previous quarter, mainly due to CVA hedges and the full incorporation of the March market volatility in the daily VaR calculation. Compared with the first quarter of 2020, the minimum of the total overnight VaR increased to €29 million from €12 million, while the maximum decreased to €48 million from €52 million.

ING Group: Consolidated VaR trading books

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	2	7	4	2
Equities	1	8	3	2
Interest rate	32	42	36	32
Credit spread	14	32	24	18
Diversification			-29	-23
Total VaR[1]	**29**	**48**	**39**	**31**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering (AML) matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we seek to improve our management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.

ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement, have filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor's decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees and that the Court is taking procedural steps as part of a diligent process before entering into its final decision making, or have filed or may file requests for disciplinary proceedings against ING employees based on the Dutch Banker's oath.

Also, as previously disclosed in March 2019, ING was informed by the Banca d'Italia of their report containing their conclusions regarding shortcomings in AML processes at ING's Italian branch, which was prepared based on an inspection conducted from October 2018 until January 2019.

ING Italy has been engaged in discussions with Banca d'Italia and Italian judiciary authorities. In February 2020, the Italian court confirmed and approved a plea bargain agreement with the Italian judiciary authorities. As a consequence, ING Italy has paid an administrative fine and disgorgement of profit. In addition, in February 2020, the Banca d'Italia imposed an administrative fine on ING Italy. Both amounts were already provisioned in previous quarters.

In line with the enhancement programme announced in 2018, ING is taking steps intended to improve processes and management of compliance risks as required by the Banca d'Italia. In consultation and in agreement with the Banca d'Italia, ING Italy has agreed that it will refrain from taking on new customers during further discussions on the enhancement plans with the Banca d'Italia. ING will continue to fully serve existing clients in Italy and is working hard to address the shortcomings and resolve the issues identified.

ING announced steps in September 2018 to enhance its management of compliance risks and embed stronger awareness across the whole organisation. With respect to this, a programme was already started in 2017, which includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, and knowledge and behaviour.

20

ING Press Release 2Q2020

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 Jun. 2020	31 Mar. 2020
Shareholders' equity (parent)	54,305	54,334
- Interim profit not included in CET1 capital[1]	-1,754	-1,754
- Other regulatory adjustments	-4,330	-5,732
Regulatory adjustments	-6,083	-7,485
Available common equity Tier 1 capital	**48,222**	**46,848**
Additional Tier 1 securities[2]	6,085	6,195
Regulatory adjustments additional Tier 1	54	52
Available Tier 1 capital	**54,361**	**53,095**
Supplementary capital - Tier 2 bonds[3]	9,696	8,288
Regulatory adjustments Tier 2	-914	-798
Available BIS capital	**63,143**	**60,585**
Risk-weighted assets	322,234	335,375
Common equity Tier 1 ratio	**15.0%**	**14.0%**
Tier 1 ratio	16.9%	15.8%
Total capital ratio	19.6%	18.1%
Leverage Ratio	**4.3%**	**4.3%**

[1] The interim profit not included in CET1 capital as per 30 June 2020 (€1,754 million) fully relates to 2019.
[2] Including €5,103 million, which is CRR/CRD IV-compliant (1Q2020: €5,213 million), and €982 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (1Q2020: €982 million).
[3] Including €9,546 million, which is CRR/CRD IV-compliant (1Q2020: €8,137 million), and €150 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (1Q2020: €151 million).

ING Group's CET1 ratio increased 1.0%-point to 15.0% from the first quarter, mainly due to capital generation and decreased RWA stemming from various relief measures and management actions. The liquidity position remained robust as the 12-month moving average Liquidity Coverage Ratio (LCR) increased to 130% at the end of the second quarter. This was supported by €55 billion of TLTRO III drawings in June aimed at supporting our clients in light of the Covid-19 pandemic.

Capital ratios

ING Group's CET1 ratio increased to 15.0% in the second quarter of 2020. ING Group's CET1 capital increased by €1.4 billion to €48.2 billion. This reflects the inclusion of €0.3 billion of interim profits and €1.1 billion in other capital movements. The latter stem mainly from the adoption of the extended IFRS 9 transitional arrangement (€0.2 billion, for more details refer to the Pillar III disclosure for ING Group), a reduced effect from the shortfall loan loss provision (€0.4 billion) as IRB provisions exceeded regulatory expected loss, and €0.3 billion lower regulatory adjustment reflecting the goodwill impairment booked in the second quarter. Revaluation reserves increased capital by roughly €0.1 billion, which is a partial reversal from the decrease in the first quarter. The €1,754 million dividend reserve remained outside of capital following ECB guidance to suspend dividend payments and represents 54 basis points of CET1 capital (pro forma).

ING Group's Tier 1 ratio (including grandfathered securities) rose to 16.9% at the end of June 2020, mirroring trends in the CET1 ratio. No Additional Tier 1 securities were issued during the second quarter, whereas two April redemptions had already been excluded from the Tier 1 ratio in the first quarter of 2020. The total capital ratio (including grandfathered securities) increased to 19.6%, reflecting the issuance of €1.5 billion ING Group Tier 2 instruments in May 2020.

The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash pool activities. The leverage ratio on 30 June 2020 remained stable at 4.3%, as an increase in the total balance sheet was offset by higher Tier 1 capital.

Risk-weighted assets

ING Group: Composition of RWA		
in € billion	30 Jun. 2020	31 Mar. 2020
Credit RWA	274.6	287.4
Operational RWA	37.1	37.8
Market RWA	10.6	10.1
Total RWA	**322.2**	**335.4**

At the end of June 2020, ING Group's total RWA amounted to €322.2 billion, €13.1 billion lower than at the end of March. At comparable FX rates, total RWA decreased by €12.5 billion. Excluding the effect of FX rate changes, credit RWA decreased by €12.3 billion when compared to the previous quarter. We did observe negative risk migration through rating migration, but this was more than offset by model impacts and lower lending volumes. The decrease in credit RWA was mainly due to model impacts, including €8.3 billion due to the adoption of the standardised approach for sovereign exposures, including adjustments of the CRR2.5 regulatory amendments. Further benefits from the CRR2.5 amendments are reflected in RWA reliefs from the support factors for SME (€2.0 billion) and Infrastructure (€0.9 billion). Additionally, €3.5 billion of RWA relief resulted from a capital management action related to contractual cashflow maturities for certain lending products. Lower lending volumes further reduced RWA by €3.8 billion. We also increased RWA by €6.6 billion as part of the expected supervisory impact on RWA, reflecting an update end of July, that the ECB intends to resume implementing decisions on TRIM investigations.

ING Press Release 2Q2020

21

Capital, Liquidity and Funding

Operational RWA decreased by €0.8 billion due to Advanced Measurement Approach (AMA) model updates. Market RWA increased by €0.5 billion despite a €2.4 billion relief from calculation adjustments (removal of outliers), applied as part of the CRR2.5 amendments. The overall increase in market RWA was driven by higher observed market volatility.

Dividend

In March 2020, ING Group announced that it would suspend any payment of dividends until 1 October 2020, following an industry-wide recommendation from the ECB. The ECB subsequently updated their recommendation at the end of July, extending the timeframe for suspension of dividend payments until 1 January 2021. Any dividend payment by ING will therefore be delayed until after 1 January 2021.

TLAC and MREL requirements

Total Loss Absorption Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group and are currently set at 16% of RWA and 6% of TLAC Leverage (LR). The available TLAC capacity consists of own funds and senior debt instruments. ING Group meets the TLAC requirements, with a TLAC ratio as per 30 June 2020 of 26.9% of RWA and 6.9% of TLAC Leverage. The increase in the TLAC surplus is mainly driven by higher own funds.

ING Group: TLAC requirement

in € million	30 Jun. 2020	31 Mar. 2020
TLAC capacity	86,690	84,328
TLAC (as a percentage of RWA)	26.9%	25.1%
TLAC (as a percentage of leverage exposure)	6.9%	6.9%
TLAC surplus (shortage) based on LR	**11,386**	**10,913**
TLAC surplus (shortage) based on RWA	**35,133**	**30,668**

ING Group shall, by 31 December 2023, comply with MREL on a consolidated basis at the level of 10.54% TLOF (approximately 28.58% of RWA, based on year-end 2017 balance sheet and capital requirements).

In 2021, European banks, including ING, will receive a new MREL requirement, which will be RWA and LR based following the implementation of BRRD2 as per year-end 2020. For ING, the RWA-based requirement is expected to be the most binding. However, intermediate targets will apply (binding per 1 January 2022). ING Group aims to grow into its MREL requirement by using the transitional period.

Liquidity and funding

ING holds a buffer of High Quality Liquid Assets (HQLA) to ensure sufficient liquidity in times of stress. The adequacy of this buffer is measured by the Liquidity Coverage Ratio (LCR). In the second quarter of 2020, ING's 12-month moving average LCR increased to 130% from 127% in the previous quarter. The increase was supported by the combination of lower demand for credit, the continued inflow of customer deposits, as well as the TLTRO III participation.

LCR 12-month moving average

in € billion	30 Jun. 2020	31 Mar. 2020
Level 1	128.1	125.6
Level 2A	5.1	5.4
Level 2B	4.2	4.6
Total HQLA	**137.5**	**135.6**
Stressed Outflow	**198.5**	**200.5**
Stressed Inflow	**92.4**	**93.5**
LCR	**130%**	**127%**

ING's funding mix remains well-diversified. It consists mainly of retail deposits, in addition to corporate deposits and long-term-debt, including capital. This combination creates a stable source of long-term funding. Compared to the first quarter of 2020, the funding source Interbank increased from 5% to 9%, primarily driven by the TLTRO III participation of €55 billion in June, which also marginally affected the individual funding mix components. At the same time, the strong inflow of customer deposits, together with the TLTRO III drawings, reduced the need for short-term and long-term professional funding issuance.

ING Group: Loan-to-deposit ratio and funding mix

in %	30 Jun. 2020	31 Mar. 2020
Loan-to-deposit ratio	1.02	1.07
Key figures		
Customer deposits (retail)	49%	50%
Customer deposits (corporate)	20%	21%
Lending / repurchase agreement	6%	6%
Interbank	9%	5%
CD/CP	5%	6%
Long-term senior debt	9%	10%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position decreased by €0.9 billion versus the first quarter of 2020. In the second quarter of 2020, ING issued €1.5 billion of Tier 2 securities to further optimise its capital build-up. This was more than offset by redemptions. Furthermore, US$1 billion of Green HoldCo Senior instruments was issued in late June, with a settlement date of 1 July 2020, and hence will be reported in the third quarter of 2020.

Long-term debt maturity ladder per currency, 30 June 2020

in € billion	Total	'20	'21	'22	'23	'24	'25	'26	>'26
EUR	62	6	9	8	5	1	4	5	24
USD	20	1	2	4	5	1	0	1	6
Other	9	1	2	1	1	1	0	1	1
Total	**91**	**8**	**14**	**13**	**9**	**3**	**4**	**8**	**32**

Ratings

The ratings from S&P, Moody's and Fitch remained unchanged during the second quarter. Fitch changed its outlook on both ING Group and ING Bank to 'Rating Watch Negative' (RWN) on 1 April 2020. Standard & Poor's changed its outlook for ING Group to 'Negative' on 23 April 2020.

Main credit ratings of ING on 5 August 2020

	Standard & Poor's		Moody's		Fitch	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Negative	Baa1	Stable	A+	RWN
ING Bank N.V.	A+	Stable	Aa3	Stable	AA-	RWN

22

ING Press Release 2Q2020

23 Economic Environment Economic activity The Covid - 19 pandemic and resulting lockdowns to contain the spread of the virus caused an unprecedented global recession in the first and second quarter of 2020. In the eurozone, GDP declined - 3.6% from 1Q2020 to 2Q2020, the largest quarterly decline recorded since the start of data collection. In the US, the GDP decline was milder at - 1.2%, as the lockdowns there started later than in the eurozone. Index Eurozone composite PMI US composite PMI 30 June 2020 1 Apr. 2019 1 Oct. 2019 1 Oct. 2018 1 July 2018 1 July 2019 1 Jan. 2020 1 Jan. 2019 40 30 20 10 50 70 60 Consumer confidence Eurozone consumer confidence took an unprecedented hit in March and April, after which a cautious recovery has begun. Current levels of confidence still reveal concern about an increase in possible unemployment down the road. Index C - ,m"#,!# ',"'!a2 - 0 0 - 5 - 10 - 15 - 20 - 25 1 Jan. 2020 1 Apr. 30 June 2020 2020 1 Oct. 2019 1 July 2019 1 Apr. 2019 1 July 2018 1 Oct. 1 Jan. 2018 2019 Euro - dollar The euro - dollar exchange rate increased in the second quarter, reversing the initial strengthening of the dollar at the start of the Covid - 19 pandemic. As financial stress quickly waned, a reversal of the move to dollar liquidity occurred. Other factors possibly influencing the recent rise in the euro are hopes for an EU recovery fund, modest expectations of further ECB action and the US twin deficit. USD per 1 EUR 1.20 1.15 1.10 1.05 1.00 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 30 June 2018 2018 2019 2019 2019 2019 2020 2020 2020 EUR/USD Interest rates Interest rates declined somewhat over the second quarter as the long end of the curve seems to be pricing in a long road to recovery. After initial increases, related to large amounts of government fiscal spending, the decline in interest rates during the second quarter suggests that bond investors are not expecting a quick recovery to output levels seen prior to this crisis. Percentages Eurozone 10 yr swap Eurozone 3m interbank US 10 yr swap US 3m interbank 4 3 2 1 0 - 1 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 30 June 2018 2018 2019 2019 2019 2019 2020 2020 2020 Stock markets Stock markets experienced a sharp correction at the start of the crisis, but after substantial interventions from central banks, benchmark indices recovered quickly. However, there are large diﬀerences per sector, with sectors positively impacted by the lockdown outperforming the market. Index 3,000 4 ,000 1,000 200 2,000 400 600 800 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 30 June 2018 2018 2019 2019 2019 2019 2020 2020 2020 S&P 500 (lhs) Europe Stoxx 600 (rhs) Credit spreads Credit spreads have been tightening quickly on the back of central bank interventions. Initially, spreads widened due to increased concerns about the Covid - 19 pandemic. However, substantial action by central banks, particularly increasing QE purchases including corporate bonds, brought down spreads markedly over the course of 2Q2020. Basis points 160 120 80 40 0 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 30 June 2018 2018 2019 2019 2019 2019 2020 2020 2020 iTraxx Main 5 yr (Europe) CDX IG 5 yr (US) Source: ING Economics Department ING Press Release 2Q2020

Appendix

Consolidated profit or loss account: ING Group

Profit or loss account

	Total		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
in € million	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019
Net interest income	3,430	3,470	2,433	2,440	927	901	70	129
Net fee and commission income	723	711	460	438	264	276	-2	-3
Investment income	19	25	16	19	3	6	0	0
Other income	499	459	210	276	315	128	-26	54
Total income	**4,671**	**4,665**	**3,119**	**3,174**	**1,509**	**1,311**	**42**	**180**
Expenses excl. regulatory costs	2,656	2,354	1,635	1,600	909	655	111	98
Regulatory costs	137	97	116	89	20	11	1	-2
Operating expenses	**2,793**	**2,451**	**1,751**	**1,689**	**929**	**666**	**112**	**96**
Gross result	**1,878**	**2,214**	**1,368**	**1,485**	**580**	**644**	**-70**	**84**
Addition to loan loss provisions	1,336	209	454	118	882	91	0	0
Result before tax	**542**	**2,005**	**913**	**1,367**	**-302**	**553**	**-70**	**84**
Taxation	224	540	305	400	-10	61	-71	79
Non-controlling interests	19	26	14	22	4	5	-	-0
Net result	**299**	**1,438**	**594**	**946**	**-296**	**487**	**1**	**5**

Profitability and efficiency

	Total		Retail Banking		Wholesale Banking		Corporate Line Banking	
in € million	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019
Cost/income ratio	59.8%	52.5%	56.2%	53.2%	61.6%	50.8%	n.a.	n.a.
Return on IFRS-EU equity[1]	2.3%	11.4%						

[1] Annualised net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

Profit or loss account

	Total		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
in € million	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019
Net interest income	6,931	6,953	4,894	4,869	1,864	1,831	173	253
Net fee and commission income	1,506	1,386	947	853	561	538	-2	-6
Investment income	40	175	34	42	6	14	0	119
Other income	704	727	405	445	348	235	-48	47
Total income	**9,182**	**9,241**	**6,279**	**6,210**	**2,780**	**2,618**	**123**	**413**
Expenses excl. regulatory costs	4,963	4,626	3,232	3,137	1,578	1,295	153	194
Regulatory costs	663	612	512	472	151	143	1	-3
Operating expenses	**5,626**	**5,238**	**3,744**	**3,609**	**1,728**	**1,438**	**154**	**192**
Gross result	**3,556**	**4,003**	**2,535**	**2,602**	**1,051**	**1,180**	**-31**	**221**
Addition to loan loss provisions	1,998	416	739	254	1,256	162	3	0
Result before tax	**1,558**	**3,586**	**1,796**	**2,348**	**-204**	**1,018**	**-34**	**221**
Taxation	553	983	545	662	23	209	-14	112
Non-controlling interests	36	47	28	39	8	8	-0	-0
Net result	**969**	**2,556**	**1,224**	**1,647**	**-235**	**801**	**-19**	**109**

Profitability and efficiency

	Total		Retail Banking		Wholesale Banking		Corporate Line Banking	
in € million	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019
Cost/income ratio	61.3%	56.7%	59.6%	58.1%	62.2%	54.9%	n.a.	n.a.
Return on IFRS-EU equity[1]	3.7%	10.2%						

[1] Annualised net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

24

ING Press Release 2Q2020

Appendix

Consolidated profit or loss account: Geographical split

Geographical split of the segments: Consolidated profit or loss account

	Total		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
In € million	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019
Net interest income	3,430	3,470	1,041	1,026	534	561	534	535	444	444	389	391	418	386	69	126
Net fee and commission income	723	711	238	243	154	141	118	77	66	73	62	82	86	99	-2	-3
Investment income	19	25	12	9	-0	6	-0	7	0	-1	7	4	0	1	0	0
Other income	499	459	178	78	83	103	39	36	-8	12	95	77	136	98	-24	56
Total income	**4,671**	**4,665**	**1,470**	**1,356**	**770**	**810**	**691**	**654**	**502**	**527**	**553**	**554**	**640**	**584**	**44**	**179**
Expenses excl. regulatory costs	2,656	2,354	925	686	464	414	294	305	315	297	259	261	286	292	112	99
Regulatory costs	137	97	40	30	10	-4	19	16	20	20	42	36	5	1	1	-2
Operating expenses	**2,793**	**2,451**	**965**	**716**	**474**	**409**	**313**	**321**	**336**	**317**	**301**	**297**	**290**	**294**	**113**	**97**
Gross result	**1,878**	**2,214**	**505**	**640**	**296**	**401**	**378**	**333**	**167**	**211**	**252**	**257**	**350**	**290**	**-69**	**83**
Addition to loan loss provisions	1,336	209	256	55	194	22	228	-14	137	48	118	70	402	29	0	0
Result before tax	**542**	**2,005**	**248**	**585**	**102**	**379**	**150**	**347**	**29**	**163**	**134**	**186**	**-52**	**262**	**-69**	**83**
Retail Banking	913	1,367	489	599	56	295	262	248	10	91	97	134	-	-	-	-
Wholesale Banking	-302	553	-240	-14	45	84	-112	99	20	71	37	53	-52	262	0	-1
Corporate Line	-70	84	-	-	-	-	-	-	-	-	-	-	-	-	-70	84
Result before tax	**542**	**2,005**	**248**	**585**	**102**	**379**	**150**	**347**	**29**	**163**	**134**	**186**	**-52**	**262**	**-69**	**83**
Taxation	224	540	141	146	37	119	70	113	11	50	33	42	-3	-15	-66	86
Non-controlling interests	19	26	-0	-0	0	0	1	1	-	-	18	26	-	-	-	-0
Net result	**299**	**1,438**	**107**	**439**	**64**	**260**	**79**	**234**	**18**	**112**	**83**	**118**	**-49**	**277**	**-3**	**-3**
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	298.7	293.0	111.9	113.0	39.0	38.8	77.5	74.7	57.7	55.5	12.6	10.9	-	0.0	0.0	0.0
Other lending	324.0	322.3	79.3	76.2	68.2	68.0	44.8	46.9	33.9	32.6	26.0	27.4	71.4	70.7	0.4	0.4
Customer deposits	605.8	571.1	196.4	176.3	111.3	105.1	141.0	138.0	98.0	96.0	47.1	40.8	12.0	14.9	0.0	0.0
Profitability and efficiency																
Cost/income ratio	59.8%	52.5%	65.7%	52.8%	61.6%	50.5%	45.3%	49.1%	66.8%	60.1%	54.4%	53.7%	45.4%	50.3%	258.9%	53.9%
Return on equity based on 13.5% CET1[2]	2.9%	13.8%	4.2%	17.3%	3.3%	14.2%	5.1%	15.9%	1.5%	9.5%	7.1%	10.2%	-2.1%	13.2%	-3.3%	-2.9%
Employees (internal FTEs, end of period)	55,772	53,525	16,351	15,272	8,920	9,309	5,839	5,331	5,990	5,219	14,928	14,639	3,733	3,748	10	6
Risk																
Risk costs in bps of average customer lending	85	14	54	12	72	8	75	-5	61	22	122	74	209	16	11	7
Risk-weighted assets (end of period, in € billion)	322.2	318.3	73.8	79.1	56.2	54.2	46.6	44.9	35.0	35.6	39.8	41.2	68.0	60.0	2.7	3.2

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] After-tax return divided by average equity based on 13.5% of RWA (annualised).

ING Press Release 2Q2020

25

Appendix

Consolidated profit or loss account: Geographical split

Geographical split of the segments: Consolidated profit or loss account

	Total		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
In € million	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019	6M2020	6M2019
Net interest income	6,931	6,953	2,097	2,061	1,090	1,112	1,059	1,060	893	885	799	800	823	787	169	247
Net fee and commission income	1,506	1,386	494	487	302	270	228	142	136	142	131	156	217	197	-3	-6
Investment income	40	175	14	12	18	15	-0	20	1	-1	7	8	0	1	0	120
Other income	704	727	184	78	80	161	80	89	13	6	195	159	197	182	-44	52
Total income	**9,182**	**9,241**	**2,788**	**2,638**	**1,491**	**1,558**	**1,367**	**1,310**	**1,043**	**1,032**	**1,133**	**1,123**	**1,237**	**1,167**	**123**	**413**
Expenses excl. regulatory costs	4,963	4,626	1,575	1,326	905	822	590	582	623	593	530	517	586	591	155	196
Regulatory costs	663	612	161	146	221	202	62	72	46	45	114	100	58	49	1	-2
Operating expenses	**5,626**	**5,238**	**1,736**	**1,472**	**1,126**	**1,025**	**652**	**654**	**669**	**638**	**644**	**616**	**644**	**640**	**155**	**193**
Gross result	**3,556**	**4,003**	**1,052**	**1,166**	**365**	**534**	**715**	**656**	**374**	**394**	**489**	**507**	**594**	**527**	**-33**	**219**
Addition to loan loss provisions	1,998	416	320	78	338	99	241	-32	212	92	205	130	678	50	3	0
Result before tax	**1,558**	**3,586**	**732**	**1,088**	**26**	**435**	**474**	**689**	**162**	**302**	**284**	**377**	**-85**	**477**	**-35**	**219**
Retail Banking	1,796	2,348	1,043	1,132	-36	328	494	449	74	163	222	275	-	-	-	-
Wholesale Banking	-204	1,018	-310	-44	62	106	-20	240	88	139	62	102	-85	477	-2	-2
Corporate Line	-34	221	-	-	-	-	-	-	-	-	-	-	-	-	-34	221
Result before tax	**1,558**	**3,586**	**732**	**1,088**	**26**	**435**	**474**	**689**	**162**	**302**	**284**	**377**	**-85**	**477**	**-35**	**219**
Taxation	553	983	252	271	25	132	170	233	56	101	71	84	-10	48	-10	113
Non-controlling interests	36	47	-1	-0	0	0	2	1	-	-	35	46	-	-	-0	-0
Net result	**969**	**2,556**	**481**	**817**	**2**	**303**	**302**	**454**	**106**	**201**	**178**	**247**	**-74**	**429**	**-25**	**106**
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	298.7	293.0	111.9	113.0	39.0	38.8	77.5	74.7	57.7	55.5	12.6	10.9	-	0.0	0.0	0.0
Other lending	324.0	322.3	79.3	76.2	68.2	68.0	44.8	46.9	33.9	32.6	26.0	27.4	71.4	70.7	0.4	0.4
Customer deposits	605.8	571.1	196.4	176.3	111.3	105.1	141.0	138.0	98.0	96.0	47.1	40.8	12.0	14.9	0.0	0.0
Profitability and efficiency																
Cost/income ratio	61.3%	56.7%	62.3%	55.8%	75.5%	65.7%	47.7%	49.9%	64.1%	61.8%	56.8%	54.9%	52.0%	54.8%	126.5%	46.9%
Return on equity based on 13.5% CET1[2]	4.5%	12.3%	9.2%	16.4%	0.0%	8.3%	9.6%	15.5%	4.4%	8.5%	7.3%	10.4%	-1.6%	10.0%	-13.7%	50.5%
Employees (internal FTEs, end of period)	55,772	53,525	16,351	15,272	8,920	9,309	5,839	5,331	5,990	5,219	14,928	14,639	3,733	3,748	10	6
Risk																
Risk costs in bps of average customer lending	64	14	34	8	62	19	40	-5	47	21	104	69	177	14	102	1
Risk-weighted assets (end of period, in € billion)	322.2	318.3	73.8	79.1	56.2	54.2	46.6	44.9	35.0	35.6	39.8	41.2	68.0	60.0	2.7	3.2

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] After-tax return divided by average equity based on 13.5% of RWA (annualised).

26
ING Press Release 2Q2020

ING Press Release 2Q2020 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2019 ING Group consolidated annual accounts. All figures in this document are unaudited. Small diﬀerences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates, (2) the eﬀects of the Covid - 19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes aﬀecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of financial markets, including in Europe and developing markets, (6) changes in the fiscal position and the future economic performance of the United States, including potential consequences of a downgrade of the sovereign credit rating of the US government, (7) consequences of the United Kingdom’s withdrawal from the European Union, (8) changes in or discontinuation of ‘benchmark’ indices, (9) inflation and deflation in our principal markets, (10) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (11) failures of banks falling under the scope of state compensation schemes, (12) non - compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation and application thereof, (13) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (14) ING’s ability to meet minimum capital and other prudential regulatory requirements, (15) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers, (16) operational risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) risks and challenges related to cybercrime including the eﬀects of cyber - attacks and changes in legislation and regulation related to cybersecurity and data privacy, (18) changes in general competitive factors, (19) the inability to protect our intellectual property and infringement claims by third parties, (20) changes in credit ratings, (21) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (22) inability to attract and retain key personnel, (23) future liabilities under defined benefit retirement plans, (24) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (25) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, (26) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason . This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction . 27 ING profile ING is a global financial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 55,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries. ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI and our ‘A - list’ rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. Further information All publications related to ING’s 2Q2020 results can be found at www.ing.com/2q2020, including a video with CEO Steven van Rijswijk. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr: • ING Group historical trend data • ING Group analyst presentation (also available via SlideShare) For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.